THE CAMECO ADVANTAGE
Driven to succeed
CAMECO MANAGEMENT PROXY CIRCULAR
Notice of Annual Meeting of Shareholders on May 15, 2008

TABLE OF CONTENTS

Invitation to Shareholders	1
Notice of Annual and Special Meeting of Shareholders	2
Management Proxy Circular	3
Q&A on Voting Rights and Solicitation of Proxies	3
Business of the Meeting	6
Nominees for Election as Directors	8
Director Information, Compensation and Attendance	16
Report of the Human Resources and Compensation Committee on Executive Compensation	22
Composition of the Human Resources and Compensation Committee	22
Committee Mandate	22
Compensation Consultant	23
Executive Compensation Philosophy	23
Compensation Approval Process	23
Compensation Comparator Groups	24
Total Compensation as Linked to Corporate Performance	24
Compensation Elements	29
Executive Share Ownership Guidelines	38
HRCC Report Summary	38
Performance Graph	39
Other Compensation Information	40
Summary Compensation Table	40
Stock Options	41
Pension Plans	42
Senior Executive Employment Contracts	45
Indebtedness of Directors and Executive Officers	49
Corporate Governance	49
Summary of Corporate Governance Practices	49
Role of the Board of Directors	49
Independence of the Board of Directors	54
Committees of the Board	55
Compensation of Directors	57
Board Evaluation	57
Director Education	58
Disclosure Policy	58
Code of Conduct and Ethics	59
Compliance with Certain NYSE Corporate Governance Standards	59
Communication with Independent Directors	60
Additional Items	60
Directors’ and Officers’ Liability Insurance	60
Submission Date for 2009 Shareholder Proposals	60
Availability of Additional Information	60
Board Approval	61
Schedule A Interpretation	62
Schedule B Shareholder Proposal	64
Schedule C Board Mandate	66

April 9, 2008
Dear Shareholder,
It is my pleasure to invite you to attend the annual and special meeting of Cameco’s shareholders to be held on May 15, 2008 at 1:30 p.m. CST in the Adam Ballroom at the Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan. It is an opportunity for the directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco’s performance in 2007 and our plans for the future.
Included in this package are Cameco’s 2007 business review, 2007 financial review (for those shareholders who have requested a copy), notice of annual and special meeting, management proxy circular and a form of proxy or voting instruction form. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its directors and executive officers. Please exercise your right as a shareholder, either by attending the meeting in person or completing and sending in the enclosed form of proxy or voting instruction form as soon as possible.
I thank you for your interest and confidence in Cameco, and I urge you to exercise your vote.
Sincerely,
“Victor J. Zaleschuk”
Victor J. Zaleschuk
Chair of the Board
2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3

1     CAMECO MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Dear Shareholder:
The annual and special meeting of the shareholders of Cameco Corporation will be held on May 15, 2008 at 1:30 p.m. CST in the Adam Ballroom at the Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan, Canada, in order to:
1.	receive the financial statements for the year ended December 31, 2007 and the auditors’ report on the statements;

2.	elect directors of the corporation to hold office until the close of the next annual meeting;

3.	appoint auditors of the corporation to hold office until the next annual meeting;

4.	consider the shareholder proposal attached as Schedule B to the accompanying management proxy circular; and

5.	transact such other business that may properly be brought before the meeting or any continuation of the meeting after an adjournment.
The Board of Directors of Cameco have fixed April 3, 2008 as the record date to determine which shareholders are entitled to receive notice of, and to vote at, the annual and special meeting.
Cameco’s 2007 business review, 2007 financial review (for those shareholders who have requested a copy), management proxy circular and a form of proxy or voting instruction form accompany this notice of annual and special meeting. You should refer to the circular for details of the matters to be considered at the annual and special meeting.
If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy or voting instruction form in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, by (i) facsimile to 416-368-2502 or toll-free in North America to 1-866-781-3111 or (ii) mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than prior to the commencement of the meeting on May 15, 2008 or of any adjourned meeting.
BY ORDER OF THE BOARD OF DIRECTORS
“Gary M. S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President,
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 9, 2008

CAMECO MANAGEMENT PROXY CIRCULAR     2

MANAGEMENT PROXY CIRCULAR
This management proxy circular (Circular) is dated as of March 11, 2008 and unless otherwise specified, information is given as of such date.
Q&A ON VOTING RIGHTS AND SOLICITATION OF PROXIES
What is this document?
This is a Circular sent to shareholders in advance of the annual and special meeting (Meeting) as set out in the Notice of Annual and Special Meeting. This Circular provides additional information regarding the business of the Meeting, Cameco, and its directors (Directors) and executive officers. A form of proxy or voting instruction form accompanies this Circular.
Who is soliciting my proxy?
Proxies are being solicited in connection with this Circular by the management of Cameco Corporation (Cameco or the Corporation). Costs associated with the solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation or CIBC Mellon Trust Company. In addition, the Corporation has retained Georgeson Shareholder Communications Canada to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $33,000.
Who is eligible to vote?
Holders of common shares of the Corporation (Cameco shares) at the close of business on April 3, 2008 (Record Date) and their duly appointed representatives are eligible to vote at the Meeting.
How do I vote?
If you are a registered shareholder, you may vote your shares in person at the Meeting or you may sign the enclosed form of proxy appointing persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as a proxyholder and vote your shares at the meeting.
If your shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question, “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?” on page 5.
How do I vote my shares in person?
If you are a registered shareholder and plan to attend the Meeting on May 15, 2008, and wish to vote your Cameco shares in person, do not complete the enclosed form of proxy as your vote will be taken and counted at the meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. If your shares are held in an account with a nominee, please see the answer to the question, “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?” on page 5.
What constitutes a quorum at the Meeting?
A quorum for the Meeting shall be persons present and holding or representing by proxy at least 5% of the total number of issued and outstanding Cameco shares having voting rights at the meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

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What happens if I sign the enclosed form of proxy?
Signing the enclosed form of proxy gives authority to Gerald W. Grandey, President and Chief Executive Officer (CEO), and Gary M.S. Chad, Senior Vice-President, Governance, Law and Corporate Secretary of the Corporation (the Named Proxyholders) to vote your shares at the Meeting in accordance with your instructions. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.
What do I do with my completed form of proxy?
The completed proxy must be deposited at the office of the transfer agent and registrar of the Corporation, CIBC Mellon Trust Company, by (i) facsimile to 416-368-2502 or toll-free in North America to 1-866-781-3111 or (ii) mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than prior to the commencement of the Meeting on May 15, 2008 or of any adjourned Meeting.
If I change my mind, can I change my proxy?
A shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered shareholder may deliver a written notice to the registered office of the Corporation at 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
How will my shares be voted if I give my proxy?
If you appoint the Named Proxyholders as your proxyholders, the shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such shares will be voted:
•	FOR the election as Directors of Cameco of the proposed nominees whose names are set forth in the following pages;

•	FOR the reappointment of KPMG LLP as auditors; and

•	AGAINST the shareholder proposal.
What if amendments are made to these matters or other business is brought before the Meeting?
The form of proxy gives discretionary authority to the persons named in it with respect to any amendments or variations to the matters identified in the Notice of Annual and Special Meeting or other matters that may properly come before the Meeting. The Named Proxyholders in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Cameco is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.
How many shares are entitled to vote?
As of March 11, 2008, there were 344,433,798 Cameco shares outstanding, each share carrying (subject to certain limitations described below) the right to one vote per share.
Who are the principal shareholders of the Company?
As of December 31, 2007, Wellington Management Company, LLP directly or indirectly held 27,851,451 Cameco shares or approximately 8.02%, and Capital Group International, Inc. directly or indirectly held 22,308,750 Cameco shares or approximately 6.4%.

CAMECO MANAGEMENT PROXY CIRCULAR     4

How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?
Only registered holders of Cameco shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. If your Cameco shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee. Your nominee is required to seek your instructions as to how to vote your Cameco shares. Consequently, you will have received certain material relating to the Meeting from your nominee, including a Notice of Annual and Special Meeting, this Circular and a proxy form or a request for voting instructions. The purpose of this procedure is to permit non-registered holders to direct the voting of the Cameco shares they beneficially own. Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Cameco shares will be voted. If you are a non-registered shareholder, follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow to have your nominee vote for you or if you wish to:
•	vote in person at the Meeting; or

•	change voting instructions given to your nominee; or

•	revoke voting instructions given to your nominee and vote in person at the Meeting.
Class B Shareholder
The Province of Saskatchewan holds a Class B Share. The Class B Share entitles the holder to receive notice of and to attend all meetings of shareholders, including meetings of any class or series thereof, but does not have the right to vote at any such meeting, other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of the articles of the Corporation (Articles), (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles, or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles currently provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan, (B) all of the following executive officers: vice-chairman of the Board, CEO, chief operating officer, chief financial officer (CFO) and president of Cameco, and substantially all of the senior officers (vice-presidents) of Cameco, must be ordinarily resident in the Province of Saskatchewan, and (C) all annual meetings of shareholders must be held at a place in the Province of Saskatchewan.
Are there any restrictions on ownership or voting?
The Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of Cameco shares. Relevant definitions from the ENL Reorganization Act are set out in Schedule A to this Circular. The following is a summary of the constraints currently contained in the Articles.
Individual Ownership Restriction
No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, Cameco shares to which are attached more than 25% of the votes that may ordinarily be cast to elect the Directors.
Individual Non-Resident Ownership Restriction
No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, Cameco shares to which are attached more than 15% of the votes that may ordinarily be cast to elect the Directors.
Non-Resident Voting Restriction
The votes attaching to Cameco shares held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.
Enforcement of Restrictions on Share Ownership
To give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to

5     CAMECO MANAGEMENT PROXY CIRCULAR

ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of Cameco shares and suspension of all remaining shareholders’ rights.
The provisions of the ENL Reorganization Act allow the Board of Directors of Cameco (Board) to require the holders or other subscribers for Cameco shares and certain other persons to furnish declarations as to residence, ownership of Cameco shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any Cameco shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of Cameco shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.
The Board is entitled to determine whether contraventions of the ENL Reorganization Act or the Articles have occurred. The Board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the Board has reason to believe that contravention of the ownership restrictions has occurred.
If the Board determines that Cameco shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all Cameco shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the Cameco shares so held have been disposed of by the shareholder and Cameco has been so advised.
Shareholder Residency Declaration
Shareholders who either complete and deliver a proxy or attend at the Meeting in person will be required to sign a declaration of residency to enable the Corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the Meeting.
Who will count the votes?
Proxies are counted and tabulated by CIBC Mellon Trust Company, the Corporation’s transfer agent. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet applicable legal requirements.
What if I have other questions?
If you have questions, you may contact the transfer agent, CIBC Mellon Trust Company, by (i) facsimile at 416-368-2502 or toll-free in North America at 1-866-781-3111 or (ii) mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1.
BUSINESS OF THE MEETING
Financial Statements
Cameco’s consolidated financial statements for the year ended December 31, 2007 are included in Cameco’s 2007 financial review, which has been mailed to shareholders who have requested a copy.
Election of Directors
The number of Directors to be elected at the Meeting is 14. The Articles provide that the Board shall consist of a minimum of three Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that at the present time there will be 14 Directors.
If, for any reason, at the time of the Meeting, any of the nominees are unable to serve as a Director, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has directed that their Cameco shares be withheld from voting in the election of Directors. Each

CAMECO MANAGEMENT PROXY CIRCULAR     6

Director elected will, subject to the bylaws of the Corporation, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed in accordance with the bylaws.
Details respecting the nominees for election as Directors, including attendance at Board and committee meetings, compensation, and share ownership, are set out under the heading Nominees for Election as Directors on page 8.
Majority Voting for Directors
In 2006, consistent with good corporate governance practices, the Board, on the recommendation of its nominating, corporate governance and risk committee (NCGRC), adopted a majority voting policy for the election of Directors at the annual shareholders’ meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the NCGRC. The NCGRC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation. The Board will publicly disclose its decision to accept or reject the resignation within 90 days of the shareholders’ meeting, including the reasons for rejecting the resignation, if applicable. The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the NCGRC or the Board regarding the resignation. If a resignation is accepted, the Board may appoint a new Director to fill the vacancy created thereby.
Appointment of Auditors
Action is to be taken at the Meeting to appoint an auditor for the Corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG LLP, the present auditors of the Corporation, to hold office until the next annual meeting of shareholders. A representative of KPMG LLP has been invited to attend the Meeting.
A simple majority of votes cast, by person or proxy, will constitute approval of the appointment of the Corporation’s auditors.
Audit Services
For fiscal years ended December 31, 2007 and December 31, 2006, KPMG LLP and its affiliates were paid the following fees by Cameco and its subsidiaries:

		% of		% of
		Total		Total
	2007	Fees	2006	Fees

Audit Fees:
Cameco and Canadian joint ventures	$890,000	44.9%	$834,000	39.8%
Centerra and other subsidiaries	661,400	33.4%	895,200	42.7%

Total Audit Fees	$1,551,400	78.3%	$1,729,200	82.5%

Audit-Related Fees:
Sarbanes-Oxley 404 scoping project	$41,500	2.1%	$90,000	4.3%
Cameco consultative	31,500	1.5%	—	—
Centerra consultative	153,900	7.8%	—	—
Pensions	13,000	0.7%	8,500	0.4%
Zircatec — specified procedures	—	—	50,000	2.4%

Total Audit-Related Fees	$239,900	12.1%	$148,500	7.1%

Tax Fees:
Compliance	$130,400	6.6%	$167,500	8.0%
Planning and advice	58,800	3.0%	51,700	2.4%

Total Tax Fees	$189,200	9.6%	$219,200	10.4%

All Other Fees:	—	—	—	—

Total Fees	$1,980,500	100%	$2,096,900	100%

All services performed by the external auditors for Cameco and its subsidiaries are subject to pre-approval by the audit committee in order to ensure the independence of the external auditors. Under written policies of the audit committee, unless a type of service to be provided by the external auditors receives general pre-approval, it requires

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specific pre-approval by Cameco’s audit committee or audit committee chair or, in the absence of the committee chair, a member of the audit committee as designated by the audit committee or Board. Furthermore, all pre-approvals granted pursuant to the delegated authority must be presented by the member(s) to the full audit committee at its next meeting.
The nature of the services for which fees are paid to the external auditors is described below:
•	Audit fees generally relate to the statutory audit, accounting consultation, other regulatory-required auditor attest services, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related fees include accounting consultation, attest services not directly linked to the financial statements that are required by regulatory bodies, and audits of employee benefit plans and other associated entities. Commencing in 2005, these fees included services related to the review of documentation and testing results related to internal control over financial reporting.

•	Tax services outside of the audit scope represent transfer-pricing surveys required by tax authorities, and assistance with the preparation of corporate and personal tax returns in limited circumstances. Fees may also include advice and consultation on certain international tax matters, and tax implications of capital market transactions and capital tax.
Shareholder Proposal
A shareholder proposal submitted for consideration of shareholders is attached to this Circular as Schedule B on page 64.
Other Business
Management does not intend to introduce other business at the Meeting and is not aware of any amendments to the matters to be considered at the Meeting. If other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, proxies appointing the Named Proxyholders as proxyholders will be voted in accordance with their best judgment.
NOMINEES FOR ELECTION AS DIRECTORS
The table below contains the names of the nominees for election as Directors. All nominees are presently Directors of Cameco. Unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as Directors. The form of proxy permits shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees. The information set out below is as of March 11, 2008, except for Cameco and Centerra Gold Inc. (Centerra) securities ownership, which is as of December 31, 2007.

CAMECO MANAGEMENT PROXY CIRCULAR     8

John S. Auston, 70
West Vancouver,
British Columbia,
Canada
Director Since: 1999
Independent
John S. Auston, a corporate director, is a graduate of McGill University, with degrees in geology and mineral exploration, and attended the Program for Management Development at Harvard University. During a career of more than 40 years in the minerals industry, he has been active in the exploration for and the development and operation of base metal, precious metal, uranium and coal mines in Canada, Australia and the United States (US). Most of this work was with the Selection Trust Group of London (a base metals and gold mining group of companies), which, in 1981, became the minerals arm of British Petroleum (a petroleum, petrochemicals, and minerals company). He was the President and CEO of Ashton Mining of Canada Inc. (a diamond exploration company) from 1996 to 2000 and President and CEO of Granges Inc. (a base metals and gold mining company) from 1993 to 1995.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	13 of 15[1]	87%	Centerra Gold Inc.
Nominating, Corporate Governance and Risk	6 of 6	100%	Eldorado Gold Corporation
Reserves Oversight (Chair)	6 of 6	100%

Securities Held

				Total At-Risk Value
				of Cameco Shares	Meets Share
	Cameco Shares	DSUs[3]	Total Cameco Shares	and DSUs[4]	Ownership
Fiscal Year	[2] (#)	(#)	and DSUs (#)	($)	Guidelines

2007	9,000	19,202	28,202	1,115,953	Yes
2006	9,000	17,903	26,903	1,269,822
Change	0	+1,299	+1,299	-153,869

Options Held5

		Exercise	Options Granted	Total	Value of Options
		Price[6]	and Vested[7]	Unexercised	Unexercised[8]
Date Granted	Expiry Date	($)	(#)	(#)	($)

Mar 10/03	Mar 9/11	5.880	18,000	6,000	202,140

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $1,318,093; 2006 — $1,517,742
Centerra Share Ownership: 1,920
John H. Clappison, 61
Toronto, Ontario, Canada
Director Since: 2006
Independent
John H. Clappison is the former Managing Partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP. Mr. Clappison is a fellow of the Institute of Chartered Accountants and worked with PricewaterhouseCoopers (or its predecessor firm) for 37 years. He currently serves as a director for the private company, Summitt Energy Holdings LLP, and is active with the Canadian Foundation for Facial Plastic and Reconstructive Surgery Foundation, Shaw Festival Theatre Endowment Foundation, St. Michael’s Hospital Foundation and The Corporation of Massey Hall and Roy Thomson Hall Endowment Foundation.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	15 of 16	94%	Canadian Real Estate Investment
Audit	6 of 7	86%	Trust
Reserves Oversight	5 of 6	83%	Rogers Communications Inc.
Safety, Health and Environment	3 of 5	60%	Sun Life Financial Inc.

Securities Held

				Total At-Risk Value
				of Cameco Shares	Meets Share
	Cameco Shares	DSUs[3]	Total Cameco Shares	and DSUs[4]	Ownership
Fiscal Year	[2](#)	(#)	and DSUs (#)	($)	Guidelines

2007	2,000	2,130	4,130	163,424	No — Has until
2006	1,000	898	1,898	89,586	Jan. 3, 2011 to
Change	1,000	1,232	2,232	73,838	acquire additional
					Cameco shares and
					DSUs equal to
					$196,576

Options Held5 : Nil
Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $163,424; 2006 — $89,586
Centerra Share Ownership: 0
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Joe F. Colvin, 65
Kiawah Island,
South Carolina, USA
Director Since: 1999
Independent9
Joe F. Colvin, a corporate director, is the President Emeritus of the Nuclear Energy Institute Inc. (the US nuclear energy industry’s Washington-based policy organization). Mr. Colvin was elected as President Emeritus in February 2005, after serving as the Institute’s President and CEO for nine years from 1996 to 2005. Prior to that, he was the Executive Vice-President and CEO of the Nuclear Energy Institute Inc. from 1994 to 1996. Mr. Colvin is also a director of the Foundation for Nuclear Studies and a member of Hollings Cancer Center’s Citizens Advisory Council at the Medical University of South Carolina. Mr. Colvin holds a Bachelor of Science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s Advanced Management Program.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	16 of 16	100%	None
Nominating, Corporate Governance and Risk	5 of 6	83%
Safety, Health and Environment (Chair)	5 of 5	100%

Securities Held

				Total At-Risk Value
				of Cameco Shares	Meets Share
	Cameco Shares [2]	DSUs[3]	Total Cameco Shares	and DSUs[4]	Ownership
Fiscal Year	(#)	(#)	and DSUs (#)	($)	Guidelines

2007	6,000	74,211	80,211	3,173,949	Yes
2006	6,000	70,532	76,532	3,612,310
Change	0	+3,679	+3,679	-438,361

Options Held5 : Nil
Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $3,173,949; 2006 — $3,612,310
Centerra Share Ownership: 0
Harry D. Cook, 64
La Ronge, Saskatchewan,
Canada
Director Since: 1992
Independent
Harry D. Cook, a corporate director, was the Chief of the Lac La Ronge Indian Band for 18 years, retiring March 31, 2005. In his role as Chief, Mr. Cook was instrumental in the Kitsaki Development Corporation partnering with a number of First Nations and Métis communities to develop business ventures, which now consists of 30 companies and 14 businesses, including a large trucking enterprise, a catering service, hotels, an insurance company, a wild-rice business, a mining services business and an environmental services business. Mr. Cook is currently a director on the Dakota Dunes Golf Links Board and, in February 2007, was named to the Aboriginal Business Hall of Fame by the Canadian Council for Aboriginal Business.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	16 of 16	100%	None
Nominating, Corporate Governance and Risk	6 of 6	100%
Reserves Oversight Committee	6 of 6	100%
Safety, Health and Environment	5 of 5	100%
Securities Held

				Total At-Risk Value
				of Cameco Shares	Meets Share
	Cameco Shares [2]	DSUs[3]	Total Cameco Shares	and DSUs[4]	Ownership
Fiscal Year	(#)	(#)	and DSUs (#)	($)	Guidelines

2007	10,500	29,295	39,795	1,574,688	Yes
2006	12,000	27,958	39,958	1,886,018
Change	-1,500	+1,337	-163	-311,330

Options Held5

			Options Granted and	Total	Value of Options
		Exercise Price[6]	Vested[7]	Unexercised	Unexercised[8]
Date Granted	Expiry Date	($)	(#)	(#)	($)

Feb 26/02	Feb 25/10	7.307	18,000	6,000	799,998
Mar 10/03	Mar 9/11	5.880	18,000	18,000

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $2,374,686; 2006 — $3,347,852
Centerra Share Ownership: 0
CAMECO MANAGEMENT PROXY CIRCULAR   10

James R. Curtiss, 54
Brookeville, Maryland,
USA
Director Since: 1994
Independent
James R. Curtiss is a Partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrates his practice in energy policy and nuclear regulatory law. Mr. Curtiss has announced that he is retiring from the firm on March 31st, 2008. He was also a Commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. Mr. Curtiss is on the Nuclear Oversight Board for Southern California Edison’s San Onofre Nuclear Generation Station. Mr. Curtiss received a Bachelor of Arts and a Juris Doctorate from the University of Nebraska. Mr. Curtiss is a frequent speaker at nuclear industry conferences and has spoken on topics that include licensing and regulatory reform, advanced reactors, and fuel cycle issues.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	16 of 16	100%	Constellation Energy Group
Human Resources and Compensation (Chair)	7 of 7	100%
Safety, Health and Environment	5 of 5	100%

Securities Held

				Total At-Risk Value
	Cameco			of Cameco Shares	Meets Share
	Shares[2]	DSUs[3]	Total Cameco Shares	and DSUs[4]	Ownership
Fiscal Year	(#)	(#)	and DSUs (#)	($)	Guidelines

2007	15,600	79,607	95,207	3,767,341	Yes
2006	15,600	75,707	91,307	4,309,690
Change	0	+3,900	+3,900	-542,349

Options Held5

		Exercise	Options Granted and	Total	Value of Options
		Price[6]	Vested[7]	Unexercised	Unexercised[8]
Date Granted	Expiry Date	($)	(#)	(#)	($)

Feb 26/02	Feb 25/10	7.307	18,000	6,000	676,325
Mar 10/03	Mar 9/11	5.880	18,000	12,000
Sept 21/04[10]	Sept 20/14[10]	15.792	3,300	3,300

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $4,443,666; 2006 — $5,148,534
Centerra Share Ownership: 0
George S. Dembroski, 73
Toronto, Ontario, Canada
Director Since: 1996
Independent
George S. Dembroski, a corporate director, is the former Vice-Chairman and Director of RBC Dominion Securities Limited (an investment dealer). He currently serves as a director of the Canadian Opera Company. Mr. Dembroski has been a chartered accountant since 1959 and holds a Bachelor of Arts in Business Administration from the University of Western Ontario.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	16 of 16	100%	Middlefield Bancorp Limited
Human Resources and Compensation	7 of 7	100%
Nominating, Corporate Governance and Risk (Chair)	6 of 6	100%
Securities Held

				Total At-Risk Value
				of Cameco Shares	Meets Share
	Cameco Shares [2]	DSUs[3]	Total Cameco Shares	and DSUs[4]	Ownership
Fiscal Year	(#)	(#)	and DSUs (#)	($)	Guidelines

2007	15,600	26,910	42,510	1,682,121	Yes
2006	1,800	23,419	25,219	1,190,337
Change	+13,800	+3,491	+17,291	+491,784

Options Held5

		Exercise	Options Granted and	Total	Value of Options
		Price[6]	Vested[7]	Unexercised	Unexercised[8]
Date Granted	Expiry Date	($)	(#)	(#)	($)

Mar 4/98	Mar 3/08	6.983	9,900	6,600	2,290,402
Feb 24/00	Feb 23/08	3.125	7,200	7,200
Feb 22/01	Feb 21/09	4.805	18,000	18,000
Feb 26/02	Feb 25/10	7.307	18,000	18,000
Mar 10/03	Mar 9/11	5.880	18,000	18,000
Mar 1/07[10]	Feb 28/17[10]	43.250	3,300	3,300

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $3,972,523; 2006 — $4,555,429
Convertible Debentures: $50,000
Centerra Share Ownership: 15,000
11   CAMECO MANAGEMENT PROXY CIRCULAR

Gerald W. Grandey, 61
Saskatoon,
Saskatchewan, Canada
Director Since: 2000
Non-Independent — President and CEO
Gerald W. Grandey is the President and CEO of Cameco Corporation. He currently serves on the board of the Nuclear Energy Institute. Mr. Grandey has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	14 of 16[11]	88%	None
Not a member of any Committee due to being President and CEO

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4] ($)	Guidelines

2007	304,262	—	304,262	12,039,647	Yes
2006	246,000	—	246,000	11,611,200
Change	+58,262		+58,262	+428,447

Options Held: see Aggregate Options Exercised in 2007 and 2007 Year-End Option Values on page 41
Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 -$36,923,189; 2006 — $49,639,534
Centerra Share Ownership: 18,000
Nancy E. Hopkins, 53
Saskatoon,
Saskatchewan, Canada
Director Since: 1992
Independent
Nancy E. Hopkins, Q.C. is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. She serves on the board, and is Chair of the Independent Review Committee, of Growthworks Canadian Fund Inc. In addition, Ms. Hopkins is Vice-Chair of the board of governors of the University of Saskatchewan and Vice-Chair of the board of the Saskatoon Airport Authority. She is the past chair and former board member of SGI Canada (a Saskatchewan Crown Corporation). She has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan. Ms. Hopkins is an honourary member of the Institute of Chartered Accountants of Saskatchewan.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	15 of 16	94%	Growthworks Canadian Fund Inc.
Audit (Chair)	7 of 7	100%	Growthworks
Nominating, Corporate Governance and Risk	6 of 6	100%	Commercialization Fund Inc.

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4] ($)	Guidelines

2007	11,500	7,975	19,475	770,626	Yes
2006	19,200	6,720	25,920	1,223,424
Change	-7,700	+1,255	-6,445	-452,798

Options Held5

Date	Expiry	Exercise	Options Granted	Total	Value of Options
Granted	Date	Price[6] ($)	and Vested[7] (#)	Unexercised (#)	Unexercised[8] ($)

Feb 26/02	Feb 25/10	7.307	27,000	9,000
Mar 10/03	Mar 9/11	5.880	27,000	27,000	1,199,997

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $1,970,623; 2006 — $3,805,440
Centerra Share Ownership: 1,000
CAMECO MANAGEMENT PROXY CIRCULAR     12

Oyvind Hushovd, 58
Kristiansand S., Norway

Director Since: 2003
Independent
Oyvind Hushovd, a corporate director, is the former Chair and CEO of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the President and CEO of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. He currently sits on the board of Ivanhoe Nickel & Platinum Ltd. Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	14 of 16	88%	Inmet Mining Corporation
Audit	7 of 7	100%
Human Resources and Compensation	6 of 7	86%
Reserves Oversight	5 of 6	83%

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4] ($)	Guidelines

2007	0	14,220	14,220	562,685	Yes
2006	0	12,906	12,906	609,163
Change	0	+1,314	+1,314	-46,478

Options Held5: Nil
Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $562,685; 2006 — $609,163
Centerra Share Ownership: 0
J.W. George Ivany, 69
Kelowna, British
Columbia, Canada
Director Since: 1999
Independent
J. W. George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in chemistry and physics and a diploma in education from the Memorial University of Newfoundland. He received a Master of Arts degree in physics education from the Teachers College, Columbia University and a PhD in secondary education from the University of Alberta. Dr. Ivany is also a director on the board of the Canada West Foundation.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	16 of 16	100%	None
Audit	7 of 7	100%
Human Resources and Compensation	7 of 7	100%
Nominating, Corporate Governance and Risk	6 of 6	100%

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4] ($)	Guidelines

2007	0	20,025	20,025	792,389	Yes
2006	0	18,723	18,723	883,726
Change	0	+1,302	+1,302	-91,337

Options Held5

Value of
				Total	Options
Date	Expiry	Exercise	Options Granted	Unexercised	Unexercised[8]
Granted	Date	Price[6] ($)	and Vested[7] (#)	(#)	($)

Feb 26/02	Feb 25/10	7.307	18,000	6,000	193,578

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $985,967; 2006 — $1,362,442
Centerra Share Ownership: 2,000
13     CAMECO MANAGEMENT PROXY CIRCULAR

A. Anne McLellan, 57
Edmonton, Alberta,
Canada
Director Since: 2006
Independent
The Honourable A. Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Prior to entering politics in 1993, Ms. McLellan was a law professor and administrator at the University of Alberta. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Institute for United States Policy Studies and counsel in the national law firm of Bennett Jones, LLP. Ms. McLellan holds a Bachelor of Arts degree and a Law degree from Dalhousie University, and a Master of Laws degree from King’s College, University of London. In 2007, Ms. McLellan completed the Directors’ Education Program through the Corporate Governance College. Ms. McLellan also serves on the boards of the Royal Alexandra Charitable Foundation and the Edmonton Airport Authority.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	14 of 16	88%	Agrium Inc.
Human Resources and Compensation	6 of 7	86%	Nexen Inc.
Nominating, Corporate Governance and Risk	5 of 6	83%
Safety, Health and Environment	5 of 5	100%

Securities Held

	Cameco		Total Cameco	Total At-Risk Value	Meets Share
Fiscal	Shares[2]	DSUs[3]	Shares and	of Cameco Shares	Ownership
Year	(#)	(#)	DSUs (#)	and DSUs[4] ($)	Guidelines

2007	100	3,732	3,832	151,632	No — Has until
2006	0	291	291	13,735	Dec. 7, 2011 to
Change	+100	+3,441	+3,541	+137,897	acquire additional
					Cameco shares and
					DSUs equal to
					$208,368

Options Held5 : Nil
Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $151,632; 2006 — $13,735
Centerra Share Ownership: 0
A. Neil McMillan, 56
Saskatoon,
Saskatchewan, Canada
Director Since: 2002
Independent
A. Neil McMillan is the President and CEO of Claude Resources Inc. (a Saskatchewan-based gold mining and oil and gas producing company). Formerly, he served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production company). Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan, and is a former member of the Saskatchewan Legislature. Prior to joining Claude Resources Inc. in 1995, Mr. McMillan worked with RBC Dominion Securities as a registered representative and the Saskatoon branch manager.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	15 of 16	94%	Claude Resources Inc.
Audit	6 of 7	86%	Shore Gold Inc.
Reserves Oversight	6 of 6	100%
Safety, Health and Environment	5 of 5	100%

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4] ($)	Guidelines

2007	600	13,121	13,721	542,940	Yes
2006	600	11,846	12,446	587,451
Change	0	+1,275	+1,275	-44,511

Options Held5: Nil
Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $542,940; 2006 — $587,451
Centerra Share Ownership: 0
CAMECO MANAGEMENT PROXY CIRCULAR     14

Robert W. Peterson, 70
Regina, Saskatchewan,
Canada
Director Since: 1994
Independent
Robert W. Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors	15 of 16	94%	General Properties Ltd.
Audit	7 of 7	100%
Human Resources and Compensation	7 of 7	100%
Safety, Health and Environment	5 of 5	100%

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4] ($)	Guidelines

2007	16,440	10,279	26,719	1,057,271	Yes
2006	16,440	6,720	23,160	1,093,152
Change	0	+3,559	+3,559	-35,881

Options Held5

Date	Expiry	Exercise	Options Granted	Total	Value of Options
Granted	Date	Price[6] ($)	and Vested[7] (#)	Unexercised (#)	Unexercised[8] ($)

Mar 10/03	Mar 9/11	5.880	18,000	6,000	202,140

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $1,259,411; 2006 — $1,341,072
Centerra Share Ownership: 0
Victor J. Zaleschuk, 64
Calgary, Alberta, Canada
Director Since: 2001
Independent
Victor J. Zaleschuk, a corporate director, is the Chair of the Board of Cameco. He is the former President and CEO of Nexen Inc., a publicly traded independent global energy and chemicals company. Mr. Zaleschuk has been a chartered accountant since 1967 and holds a Bachelor of Commerce degree from the University of Saskatchewan.

Board/Committee Membership	Attendance		Public Board Membership

Board of Directors (Chair)	16 of 16	100%	Agrium Inc.
Human Resources and Compensation	7 of 7	100%	Nexen Inc.
Nominating, Corporate Governance and Risk	6 of 6	100%
Reserves Oversight	6 of 6	100%

Securities Held

			Total Cameco	Total At-Risk Value of	Meets Share
Fiscal	Cameco	DSUs[3]	Shares and DSUs	Cameco Shares and	Ownership
Year	Shares[2] (#)	(#)	(#)	DSUs[4]($)	Guidelines

2007	6,000	29,201	35,201	1,392,904	Yes
2006	6,000	26,303	32,303	1,524,702
Change	0	+2,898	+2,898	-131,798

Options Held5

					Value of
				Total	Options
Date	Expiry	Exercise	Options Granted	Unexercised	Unexercised[8]
Granted	Date	Price[6] ($)	and Vested[7] (#)	(#)	($)

Feb 26/02	Feb 25/10	7.307	18,000	18,000	1,187,154
Mar 10/03	Mar 9/11	5.880	18,000	18,000

Total Equity At-Risk Amount (Cameco Shares, DSUs & Options): 2007 — $2,580,058; 2006 — $2,986,536
Convertible Debenture: $50,000
Centerra Share Ownership: 6,000
Notes:

1.	John S. Auston recused himself from one board meeting due to a conflict of interest in his role as a director of Centerra Gold Inc., so the total number of Board meetings he was required to attend has been reduced accordingly.

2.	The information as to Cameco shares owned or over which control or direction is exercised has been furnished by the respective Directors.
15     CAMECO MANAGEMENT PROXY CIRCULAR

3.	“DSUs” refers to deferred share units under Cameco’s DSU plan for Directors.

4.	The total value of Cameco shares and DSUs was calculated as follows: for 2007, based on $39.57, the 2007 year-end closing price of a Cameco share on the Toronto Stock Exchange (TSX); and for 2006, based on $47.20, the 2006 year-end closing price of a Cameco share on the TSX.

5.	“Options” refers to unexercised Options under Cameco’s Stock Option Plan. On October 28, 2003, the Board discontinued granting Options to Directors under the Option Plan.

6.	Exercise prices and numbers of Options have been adjusted to account for Cameco’s share splits.

7.	All Options granted to the Directors have now vested (except for reload Options as referenced in note 10 below).

8.	The in-the-money value is disclosed for the Options. This amount is calculated as the difference between the 2007 year-end closing price of a Cameco share on the TSX, $39.57, and the exercise price of the Options, multiplied by the number of Options at December 31, 2007.

9.	The Board of Directors has determined that Joe F. Colvin is independent as three years have passed since the end of Mr. Colvin’s term as President and CEO of the Nuclear Energy Institute. Gerald W. Grandey, Cameco’s President and CEO, was a member of the Nuclear Energy Institute’s executive and compensation committees during the last ten months of Mr. Colvin’s term.

10.	James R. Curtiss and George S. Dembroski exercised reload Options to obtain additional Options with a ten-year term exercisable at the closing market price of Cameco shares on the day prior to the exercise of the reload Options. Reload Options ceased being awarded after 1998.

11.	Gerald W. Grandey was unable to attend the short Board meeting immediately following the 2007 annual and special meeting due to his attendance at a press conference and he was unable to attend the short telephone Board meeting in March 2007 to approve the grant of performance share units (PSUs) and Options.
Director Information, Compensation and Attendance
     Director Skills and Experience
Cameco maintains a matrix of specific skills for the whole Board and the number of Directors who identify themselves as having (i) no relevant experience, (ii) limited experience, (iii) significant operational experience, and (iv) senior level experience. The following table sets out these specific skills and experience and the number of Directors who identified themselves as having significant operational experience or senior level experience. In addition, Cameco recognizes that each Director’s character, integrity, judgment, record of achievement, and diversity (such as gender or aboriginal heritage), contribute to the quality of the Board’s decision-making and enhance the overall management of the business affairs of the Corporation.

No. of Directors with
Significant Operational or
Skill/Experience Description	Senior Level Experience

Managing/Leading Growth — experience driving strategic direction and leading growth of an organization.	10

International — experience working in a major organization that carries on business in one or more international jurisdictions.	8

CEO — experience as a CEO of a publicly listed company or a major organization.	7

Operations — production or exploration experience with a leading mining or resource company. Should have formal education in geology, geophysics, or engineering.	4

Nuclear Fuel Supply or Power Generation — experience in the nuclear fuel supply industry or power generation industry (generating power from nuclear or other energy sources).	5

Marketing Expertise — experience in marketing of the nuclear fuel cycle or of nuclear generated electricity, combined with a strong knowledge of market participants.	4

Human Resources — strong understanding of compensation, benefit and pension programs, with specific experience in executive compensation programs.	11

Investment Banking/M&A — experience in the field of investment banking or in major mergers and acquisitions.	7

Financial Literacy — experience in financial accounting and reporting, and corporate finance. Familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS.	10

Information Technology — experience in the information technology field and with major implementations of management systems.	4
CAMECO MANAGEMENT PROXY CIRCULAR     16

No. of Directors with
Significant Operational or
Skill/Experience Description	Senior Level Experience

Safety, Health, and Environment — strong understanding of the requirements and leading practices related to workplace safety, health and the environment, including the requirements needed for a strong safety culture and an effective working relationship with the nuclear regulators.	8

Sustainable Development — understanding of the constituents of sound sustainable development practices and of their relevance to corporate success in the 21st century.	7

Government Relations — experience in, or a strong understanding of, the workings of government and public policy both domestically and internationally.	11

Governance/Board — prior or current experience as a board member of a major organization.	13
     Director Committee Membership and Independence

COMMITTEES (NUMBER OF MEMBERS)
Human
			Nominating,	Safety,	Resources
		Reserves	Corporate	Health and	and
	Audit	Oversight	Governance and	Environment	Compensation
	Committee	Committee	Risk Committee	Committee	Committee
Directors	(6)	(6)	(7)	(6)	(6)

Independent Directors
John S. Auston		Chair	✓
John H. Clappison	✓	✓		✓
Joe F. Colvin			✓	Chair
Harry D. Cook		✓	✓	✓
James R. Curtiss				✓	Chair
George S. Dembroski			Chair		✓
Nancy E. Hopkins	Chair		✓
Oyvind Hushovd	✓	✓			✓
J.W. George Ivany	✓		✓		✓
A. Anne McLellan			✓	✓	✓
A. Neil McMillan	✓	✓		✓
Robert W. Peterson	✓			✓	✓
Victor J. Zaleschuk		✓	✓		✓
Non-Independent Directors
Gerald W. Grandey
     Interlocking Directorships
A. Anne McLellan and Victor J. Zaleschuk serve together on the boards of directors of Agrium Inc. and Nexen Inc. At Agrium Inc., neither Ms. McLellan nor Mr. Zaleschuk sits on the same committees. At Nexen Inc., the only committee that both Ms. McLellan and Mr. Zaleschuk sit on together is the Finance Committee.
17     CAMECO MANAGEMENT PROXY CIRCULAR

      Board and Committee Attendance of Directors
The table below provides a summary of Board and committee meetings held during 2007.

Board	16
Audit Committee	7
Human Resources and Compensation Committee	7
Nominating, Corporate Governance and Risk Committee	6
Reserves Oversight Committee	6
Safety, Health and Environment Committee	5

Total number of meetings held	47

The table below provides a summary of Directors’ attendance at Board and committee members during 2007.

	Board Meetings		Committee Meetings		Total Meetings
Name	Attended		Attended		Attended

John S. Auston[1]	13 of 15	87%	12 of 12	100%	25 of 27	93%
John H. Clappison	15 of 16	94%	14 of 18	78%	29 of 34	85%
Joe F. Colvin	16 of 16	100%	10 of 11	91%	26 of 27	96%
Harry D. Cook	16 of 16	100%	17 of 17	100%	33 of 33	100%
James R. Curtiss	16 of 16	100%	13 of 13	100%	29 of 29	100%
George S. Dembroski	16 of 16	100%	13 of 13	100%	29 of 29	100%
Gerald W. Grandey [2]	14 of 16	88%	N/A	N/A	14 of 16	88%
Nancy E. Hopkins	15 of 16	94%	13 of 13	100%	28 of 29	97%
Oyvind Hushovd	14 of 16	88%	18 of 20	90%	32 of 36	89%
J.W. George Ivany	16 of 16	100%	20 of 20	100%	36 of 36	100%
A. Anne McLellan	14 of 16	88%	16 of 18	89%	30 of 34	88%
A. Neil McMillan	15 of 16	94%	17 of 18	94%	32 of 34	94%
Robert W. Peterson	15 of 16	94%	19 of 19	100%	34 of 35	97%
Victor J. Zaleschuk	16 of 16	100%	19 of 19	100%	35 of 35	100%

Notes:

1.	Mr. Auston recused himself from one Board meeting due to a conflict of interest in his role as a director of Centerra Gold Inc., so the total number of Board meetings he was required to attend has been reduced accordingly.

2.	Mr. Grandey was unable to attend the short Board meeting immediately following the 2007 annual and special meeting due to his attendance at a press conference and he was unable to attend the short telephone Board meeting in March 2007 to approve the grant of PSUs and Options. As Mr. Grandey is the President and CEO of Cameco, to ensure Cameco’s Board committees are independent of management, he is not a member of any Board committee.
      Annual Meeting Attendance of Directors
Cameco encourages all members of the Board to attend each annual meeting of shareholders. At the last annual and special meeting of shareholders held on May 16, 2007, all of the nominees for election as a Director were in attendance.
CAMECO MANAGEMENT PROXY CIRCULAR     18

      Director Education
Throughout the year, various Directors attended conferences related to their roles on the Board or its committees and received education from management on issue-related topics. The table below provides a listing of the education attended by Directors in 2007.

Date	Topic	Presented / Hosted By	Attended By

April 27, 2007	Audit Committee Education — International Financial Reporting Standards	KPMG LLP	John H. Clappison Nancy E. Hopkins Oyvind Hushovd J.W. George Ivany Robert W. Peterson

May 30 — June 1, 2007	2007 Nuclear Industry Seminar	Cameco Corporation and The Ux Consulting Company LLC	John H. Clappison Harry D. Cook George S. Dembroski Nancy E. Hopkins A. Anne McLellan

June 6, 2007	The Impact of the Governance Revolution on the Nuclear Power Industry	Goizueta Business School of the Emory University	Joe F. Colvin James R. Curtiss

July 26, 2007	Cameco Exploration — 2007 Update	Colin Macdonald, Vice-President, Exploration, Cameco Corporation	All Directors, except John H. Clappison

Sept. 11, 2007	Tour of Smith Ranch-Highland In Situ Recovery Operations and Presentation	Smith Ranch-Highland Management Team	All Directors, except Oyvind Hushovd

Sept. 12, 2007	Tour of National Renewable Energy Laboratory (NREL) and Presentation	Dr. Dan Arvizu, Director, NREL, US Dept of Energy	All Directors, except Oyvind Hushovd

Sept. 12, 2007	Colorado School of Mines Tour and Presentation	Dr. M.W. Scoggins, President, Colorado School of Mines	All Directors, except Oyvind Hushovd

Oct. 3, 2007	Annual Boardroom Summit	NYSE — Corporate Board Member	Joe F. Colvin Harry D. Cook George S. Dembroski Nancy E. Hopkins J.W. George Ivany Robert W. Peterson Victor J. Zaleschuk

Completed Nov. 11, 2007	Directors’ Education Program — Modules I-IV	Institute of Corporate Directors	A. Anne McLellan

Nov. 29, 2007	Audit Committee Institute Roundtable	KPMG LLP	Nancy E. Hopkins

Dec. 20, 2007	Board Self-Assessment and Governance Update	Dr. Richard Leblanc	All Directors

Jan. 10, 2007 Apr. 11, 2007 Oct. 17, 2007 Dec. 4, 2007	The Directors’ Series: “Preparing for Year-end Audit Committee Meetings”; “Executive Compensation — What Directors Need to Know”; “Responding to External Shocks: Subprime Mortgage”; “Shareholder Communication and Relationships — What is Your Strategy?”	Deloitte & Touche LLP and Various Guest Speakers	Nancy E. Hopkins
19     CAMECO MANAGEMENT PROXY CIRCULAR

      Compensation of Directors
Cameco’s Director remuneration philosophy is intended to:
•	recruit and retain qualified individuals to serve as members of the Board and contribute to its success;
•	align the interests of members of the Board with those of Cameco’s shareholders by ensuring Directors have a significant “at risk” component of their total compensation; and
•	position Directors’ compensation at or slightly above the median of the market.
Director compensation was reviewed in 2007. This review benchmarked Director compensation to the compensation comparator group used for benchmarking executive compensation in that year, as well as to the S&P/TSX 60 companies. The human resources and compensation committee’s (HRCC) independent consultant recommended an increase to Director compensation in order to remain competitive with market practices. As a result, the HRCC recommended and the Board approved an increase, setting Director compensation approximately at the median of both the compensation comparator group and the S&P/TSX 60. The effect of the approved increase in the non-executive Board Chair’s retainer positioned his compensation at approximately the median of the compensation comparator group and the 25th percentile of the S&P/TSX 60.
The following table shows the Directors’ compensation program that was revised effective July 1, 20071:

Non-Executive Chair Retainer		$250,000	[2]

Board Member Retainer		$120,000	[2]

Committee Chair Annual Retainers
Audit Committee and HRCC		$15,000
Other Committees		$10,000

Committee Member Retainer (per Committee)		$3,500

Meeting Fees (per meeting)
Audit Committee		$2,000
Other Committees		$1,500

Travel Fees (per incidence)
Greater than 1,000 km within Canada		$1,500
From the US	USD$	1,500
Outside of North America	USD$	2,500

Share Ownership Guidelines	Three times annual retainer. Five years to meet obligation. 60% of annual retainer must be in the form of DSUs even if the share ownership guideline is met.

Notes:

1.	All figures are in Canadian dollars, except where noted.

2.	The retainer for the non-executive Chair and Board members is paid 60% in DSUs and 40% in cash, or each Director can elect to take all of the retainer in DSUs.
Directors are compensated for their services as Directors by cash and Deferred Share Units (DSUs). At least 60% of each Director’s retainer must be paid in the form of DSUs. Mr. Grandey, who is the President and CEO of Cameco, does not receive any fees for serving as a Director. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as Directors. Fees payable to the three non-Canadian resident Directors are paid in nominal United States dollars (USD).
Cameco’s DSU plan for Directors was adopted and first applied to compensate Directors in 2003. A DSU is a unit granted by Cameco to Directors having the same value as one Cameco share, but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in Cameco through the Director’s period of Board service. DSUs have no voting rights and are awarded dividends in the form of additional DSUs at the same rate as dividends on Cameco shares. When a Director leaves the Board, the DSUs are redeemed for cash based upon the weighted average of the closing prices of the Cameco shares on the TSX for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held by that Director. Sixty per cent of a Director’s annual retainer is paid in DSUs. In addition, Directors can annually elect to receive the rest of their annual retainer and any
CAMECO MANAGEMENT PROXY CIRCULAR     20

additional fees in the form of DSUs. As of December 31, 2007, the amount owing in respect of DSUs outstanding to Directors, based on the year-end closing price of a Cameco share on the TSX of $39.57, was $13,042,000.
On October 28, 2003, the Board discontinued, on a permanent basis, all further grants of Options to Directors under Cameco’s Stock Option Plan. The last Option award made to Directors was for their 2002 performance.
The table below reflects compensation earned by each of the Directors for 2007.

		Committee	Committee	Board				Percentage
	Board	Member	Chair	Meeting	Committee	Travelling	Total	of Total Fees
	Retainer[1]	Retainer[1]	Retainer[1]	Fee	Meeting Fee	Fee	Fees Paid	Taken in
Name	($)	($)	($)	($)	($)	($)	($)	DSUs

Auston [2]	92,500	3,500	8,500	19,500	18,000	12,000	154,000	36%
Clappison	92,500	10,500	0	24,000	24,000	13,500	164,500	34%
Colvin [3]	95,504	3,675	8,837	25,622	15,542	6,300	155,480	100%
Cook	92,500	10,500	0	25,500	25,500	3,000	157,000	35%
Curtiss [3]	95,504	3,675	11,314	25,623	19,001	9,273	164,390	100%
Dembroski	92,500	3,500	8,500	25,500	19,500	6,000	155,500	100%
Grandey [4]	0	0	0	0	0	0	0	N/A
Hopkins	92,500	3,500	13,750	24,000	23,000	3,000	159,750	35%
Hushovd [3]	95,504	11,026	0	22,391	32,862	15,615	177,398	32%
Ivany	92,500	10,500	0	24,000	33,500	12,000	172,500	32%
McLellan	92,500	10,500	0	22,500	29,500	1,500	156,500	100%
McMillan	92,500	10,500	0	22,500	28,500	3,000	157,000	35%
Peterson	92,500	10,500	0	22,500	32,000	3,000	160,500	100%
Zaleschuk [5]	212,500	10,500	0	24,000	30,000	4,500	281,500	45%
TOTAL	1,331,512	102,376	50,901	307,636	330,905	92,688	2,216,018	—

Notes:

1.	The retainers of the non-executive Board Chair, Board members, and committee chairs were increased effective July 1, 2007.

2.	Mr. Auston is also a director of Centerra Gold Inc., a TSX — listed subsidiary of Cameco, and was paid $105,150 in 2007 in the form of DSUs for service on Centerra’s board, which are not reflected in the table above.

3.	As Messrs. Colvin, Curtiss and Hushovd are all non-residents of Canada, their Director compensation is paid in nominal United States dollars. The amounts in this table pertaining to their compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.

4.	Mr. Grandey was also a director of Centerra Gold Inc. until October 28, 2007. As an officer of Cameco, he receives no fee for serving as a Director of Cameco or Centerra Gold Inc.

5.	Mr. Zaleschuk is the Chair of the Board of Cameco. His Board Retainer fees reflect fees paid to him in such capacity.
      Directors’ Share Ownership
Cameco has adopted Director share ownership guidelines to greater align the interests of Directors and shareholders. The guidelines call for Cameco share ownership in the form of Cameco shares and/or DSUs in the amount of three times the annual Director’s retainer. Directors are expected to meet these guidelines within five years of being appointed to the Board. As of December 31, 2007, all nominee Directors were at or above the guidelines, other than Mr. Clappison, who joined the Board in January 2006 and has until January 2011 to meet the guidelines, and Ms. McLellan, who joined the Board in December 2006 and has until December 2011 to meet the guidelines.
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REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION
The HRCC reviews and recommends to the Board all compensation policies and programs for Cameco executives (CEO, senior vice-presidents and vice-presidents) and actual compensation paid to Cameco executive officers (CEO and senior vice-presidents). The HRCC reviews and recommends the approval of the corporate goals and objectives relevant to the compensation of the CEO, evaluates his performance in light of those goals and objectives and recommends his compensation based on such evaluation.
Composition of the Human Resources and Compensation Committee
The HRCC members are James R. Curtiss (chair), George Dembroski, Oyvind Hushovd, J.W. George Ivany, A. Anne McLellan, Robert W. Peterson, and Victor J. Zaleschuk. The Board has adopted independence standards that are derived from the Canadian Securities Administrators (CSA) governance guidelines and the New York Stock Exchange (NYSE) corporate governance rules. Each member of the HRCC is independent based upon those standards.
Committee Mandate
In fulfilling its mandate in 2007, the HRCC:
•	assessed the effectiveness of the existing compensation program model;

•	modified the existing primary compensation comparator group and reviewed compensation practices of other S&P/TSX 60 and global uranium and nuclear companies (collectively referred to as the compensation comparator groups) to ensure that Cameco’s compensation levels remain competitive;

•	reviewed executive compensation competitiveness (including cash, PSUs, Options and pension arrangements) and the design of short- and long-term incentive arrangements and approved an overall compensation target level between the median and the 75th percentile of Cameco’s primary compensation comparator group;

•	reviewed the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Short-Term Incentive Plan (STI);

•	reviewed the annual performance of the CEO;

•	renewed the CEO’s employment contract;

•	reviewed the annual performance assessments prepared by the CEO for senior vice-presidents;

•	reviewed and recommended base salary changes, short-term incentive awards and long-term incentive awards for the CEO and senior vice-presidents;

•	reviewed Cameco’s executive talent pool and succession plan;

•	reviewed and revised Cameco’s Director compensation;

•	submitted its recommendations regarding these matters to the Board for approval; and

•	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation and Director compensation matters.

CAMECO MANAGEMENT PROXY CIRCULAR     22

The HRCC recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and, therefore, it has the practice of holding an in camera session during each regularly scheduled meeting, at which members of management are not present. In 2007, there were in camera sessions at all five in-person HRCC meetings.
Compensation Consultant
The HRCC engaged Mercer (Canada) Limited (Mercer), as an independent consultant, to provide support to the HRCC in determining compensation for Cameco’s officers and Directors during the most recently completed fiscal year. This support included (i) providing general information on market trends throughout the year, (ii) analyzing market comparators and providing benchmark data, (iii) analyzing specific compensation-related issues and compensation programs, and (iv) attending four HRCC meetings. The fees paid to Mercer for this support were $157,120 for fiscal year 2007. Decisions made by the HRCC are ultimately the responsibility of the HRCC and may reflect factors and considerations other than the information and recommendations provided by Mercer. The provision of this advice and support is Mercer’s primary mandate with Cameco; however, Mercer has also been engaged to provide other limited services to Cameco, primarily consulting related to Cameco’s pension plans and a nominal amount of compensation consulting. The total annual fees for these other services to Cameco is less than $60,000. The HRCC reviews and pre-approves all fees and terms of service for all consulting services provided by Mercer to Cameco.
Executive Compensation Philosophy
Cameco’s executive compensation philosophy is intended to:
•	retain, attract and motivate executives operating in a highly demanding and competitive business environment;

•	link executive compensation to corporate performance and the creation of sustained shareholder value;

•	motivate executives to create sustained shareholder value by (i) rewarding successful achievement of corporate and individual performance objectives over both the short- and long-term, and (ii) ensuring all executives have a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance; and

•	position overall executive compensation, including pension, between the median and the 75th percentile of Cameco’s primary compensation comparator group.
Compensation Approval Process
Compensation for the CEO is the responsibility of the HRCC, which reviews and makes recommendations to the Board with respect to the CEO’s compensation. For further details on the process followed to determine the CEO’s compensation, please see 2007 CEO Compensation on page 28.
The HRCC also recommends to the Board the compensation for the senior vice-presidents following receipt of the CEO’s annual performance reviews and compensation recommendations. In making his recommendations, the CEO reviews an analysis of the compensation levels for similar positions within the compensation comparator groups and considers the performance of each of the senior vice-presidents as compared to their targets. The targets are designed to advance Cameco’s corporate objectives, including its financial and operational objectives, and reflect the executive’s ability to influence Cameco’s performance against these measures. After completing this review, the CEO prepares a comprehensive package for the HRCC describing his analysis and recommendations for each of the senior vice-presidents. The HRCC reviews the recommendations of the CEO and reviews and considers advice from Mercer, its independent compensation consultant. The HRCC then provides recommendations to the Board, which ultimately approves the base salary changes, short-term incentive awards and long-term incentive awards for the senior vice-presidents.

23     CAMECO MANAGEMENT PROXY CIRCULAR

Compensation Comparator Groups
Cameco is a global nuclear energy company headquartered in Canada. The HRCC, upon advice from Mercer, has established a primary compensation comparator group comprised of Canadian capital-intensive companies drawn from the mining, electric/natural gas/utilities, chemicals and diversified metals sectors. Companies included in the primary compensation comparator group are selected largely because the scope and complexity of the executive positions within these companies reflects the scope and complexity of Cameco’s executive positions.
For compensation determined in 2007, the primary compensation comparator group consisted of 13 Canadian publicly traded companies listed on the TSX that were comparable to Cameco based on a variety of considerations, including: the overall revenue and asset size of the companies; their share ownership distribution; whether the companies were capital-intensive; the international scope of their operations; the impact of commodity pricing on the companies; and their track record of growth.
The primary compensation comparator group is reviewed on an annual basis by the HRCC with Mercer’s assistance. Near the end of 2007, this comparator group was revised based on (i) a comparable set of criteria used previously, and (ii) current information reflecting the size and complexity of both Cameco and the peers. The revised primary compensation comparator group to be used to assess the competitiveness of 2008 executive compensation levels at Cameco now consists of 15 Canadian public companies, 11 of which were in the comparator group in 2007.
While the primary compensation comparator group is used as the main source for compensation benchmarking, Cameco also takes into consideration the following two additional market compensation sources for supplemental reference purposes:
•	S&P/TSX 60 Companies. In light of Cameco’s evolving position within the group of the largest companies in Canada, the HRCC reviews cross-industry compensation information for the S&P/TSX 60 companies when making compensation decisions.

•	Global Nuclear, Uranium, Energy and Mining Companies. Recognizing the global nature of the market for executive talent, the HRCC reviews competitive compensation information for various players in the global nuclear, uranium, energy and mining markets.
Cameco benchmarks total executive compensation for the CEO and other executive officers between the median and 75th percentile of the primary compensation comparator group.
Total Compensation as Linked to Corporate Performance
Compensation awards at Cameco reflect an assessment of both (i) corporate financial performance and (ii) Cameco’s performance against annual corporate objectives.
     Corporate Financial Performance
The following table sets out the principal corporate financial performance measures considered when determining compensation awards, and provides results for the past three years. In 2007, Cameco’s financial performance was exceptional with the company recording record net earnings and cash flow before working capital changes. Despite the shareholder return of -15.7% in 2007, the cumulative return for Cameco shares over the past five-year period significantly outperformed the S&P/TSX Composite Index, as illustrated by the Performance Graph and table on page 39.

CAMECO MANAGEMENT PROXY CIRCULAR     24

	Year
	2007	2006	2005
	($)	($)	($)

FINANCIAL PERFORMANCE LINKAGE [1]

Return on equity	26.1%	13.1%	11.5%
Return on average capital	21.8%	11.3%	10.0%
Adjusted net earnings ($000,000)	603	274	208
Cash from operations before working capital changes ($000,000)	683	383	239
Total shareholder return [2]	-15.7%	28.4%	76.5%

Notes:

1.	These measures are non-GAAP measures used by Cameco to assess performance for compensation purposes. These measures do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies; however, they have been calculated in a comparable manner year-over-year to facilitate comparison in the table. A discussion and reconciliation of adjusted net earnings is set forth in Cameco’s annual financial review.

2.	Total shareholder return was calculated based on the annual appreciation in Cameco’s share price plus dividends paid.
     Corporate Annual Objectives
The Corporation’s annual objectives are reviewed and established by the Board. They serve as the individual performance objectives for the CEO. The weighting of the annual corporate objectives for purposes of assessing the CEO’s performance is determined by the Board after considering the recommendations of the HRCC. With respect to executive officers (other than the CEO), the CEO establishes individual performance objectives, based on the annual corporate objectives but weighted differently for each individual. The evaluation and weighting of individual performance objectives for such executive officers is conducted by the CEO, reviewed by the HRCC, and approved by the Board. These corporate objectives, as well as the individuals’ leadership evaluations, factor into the decisions regarding all short-term and long-term compensation.
The annual corporate objectives are divided into four broad measures of success and, within each of these categories, the Corporation works toward a number of specific goals. These four broad measures of success, some key objectives for 2007 within each such measure, and Cameco’s results are set forth in the following table.

Objectives		Results vs. Target

I. A Safe, Healthy and Rewarding Workplace

•	Strive for no lost-time injuries and continue the long-term downward trend in injury frequency and severity	•	Cameco’s year-end lost-time frequency for employees and long-term contractors was better than target at 0.7 per 200,000 hours worked (vs. target of 0.8). Year-end severity was also better than target. Results were achieved while two large construction projects were underway at Cigar Lake and Inkai

•	Implement a Systematic Approach to Training (SAT) as part of Cameco’s enhanced safety culture	•	Achieved target to implement the first stage of SAT

•	Expand leadership development to instil the company’s leadership competencies and improve employee engagement	•	Achieved target for expanding Cameco’s leadership development program

II. A Clean Environment

•	Incur no significant environmental incidents at any Cameco-operated sites and, at a minimum, establish a downward trend in the frequency and severity of environmental incidents	•	Although there were no environmentally significant incidents in 2007, the downward trend was not achieved and historic soil and groundwater contamination was discovered under the Port Hope UF6 plant

25     CAMECO MANAGEMENT PROXY CIRCULAR

Objectives		Results vs. Target

•	Develop strategies and begin implementing plans at all business operations to significantly reduce impacts to air, water and land, and to decrease the consumption of energy	•	Achieved targets through conducting an analysis of operations, developing an action plan, prioritizing strategic action items, and beginning the integration of environmental leadership into the planning and budgeting processes

III. Supportive Communities in which Cameco Operates

•	Continue community relationship and business development programs to achieve or maintain long-term benefits to communities impacted by operations	•	Achieved target as public support for Cameco in the communities where it operates remains high

•	Build relationships with regulators through improved communications and better overall performance	•	While progress was made by year end on Cameco’s relationships with its regulators, additional work is required

IV. Outstanding Financial Performance

•	Achieve production volume targets	•	Overall uranium production was 94% of target and UF6 conversion was down significantly due to the shutdown at the Port Hope UF6 plant

•	Achieve combined unit-operating costs within 5% of budget	•	Targets not achieved

•	Advance Cigar Lake mine remediation activities and continue development of facilities and infrastructure on a priority basis	•	Target partially achieved; while meaningful progress is being made, it is taking more time than originally planned

•	Advance the evaluation and development of alternate mining methods to attain strategic uranium production targets	•	Achieved target

•	Pursue additional growth opportunities in the nuclear fuel cycle	•	Although Cameco continued to pursue and advance a number of growth opportunities, none were concluded by year end

•	Continue to advance and expand exploration activity to ensure timely replacement of reserves	•	Achieved target by advancing existing projects in the Athabasca Basin, Mongolia and Australia, and expanding into new areas within Canada and in Russia, Gabon, Paraguay, Peru and Guyana.

•	Achieve average realized price targets	•	Exceeded target as average realized uranium prices were significantly above initial estimates

•	Achieve 2007 sales targets and targets for new long-term supply contracts	•	2007 sales targets for uranium and conversion sales were not met; however, long-term supply contract targets were achieved

•	Achieve a 3-year average total shareholder return in the top quartile relative to investment peers	•	Target not achieved, results were 24%. To be in the top quartile required a return in excess of 39%
     Total Compensation
The following table illustrates the total compensation, as determined by the HRCC and approved by the Board, for the CEO, the CFO and the three other most highly compensated executive officers at Cameco (Named Executive Officers) for the last three fiscal years (2007, 2006 and 2005). Cameco defines total compensation as the aggregate of all compensation sources, including base salary, annual incentive, performance-based equity incentives (e.g.

CAMECO MANAGEMENT PROXY CIRCULAR     26

Option grants and PSUs), pension benefits and perquisites. This information is in addition to that required to be disclosed under applicable securities law requirements.
TOTAL COMPENSATION TABLE

	Year
	2007	2006	2005
	($)	($)	($)

CEO COMPENSATION

Gerald W. Grandey President and CEO
Annualized base salary	950,000	806,000	771,300
Cash bonus	945,000	0	600,000
Performance Share Units (PSUs) [1]	703,200	706,680	2,433,600
Stock Options [2]	856,400	1,615,940	2,558,325
Other annual compensation [3]	22,058	23,408	20,844
Annual pension service cost [4]	254,400	241,700	221,600
TOTAL COMPENSATION	3,731,058	3,393,728	6,605,669

SENIOR VP COMPENSATION

O. Kim Goheen Senior Vice-President and CFO
Annualized base salary	440,000	418,000	400,000
Cash bonus	254,000	184,000	234,000
Performance Share Units (PSUs) [1]	375,040	353,340	340,704
Stock Options [2]	535,250	864,340	1,096,425
Other annual compensation [3]	32,639	29,942	33,046
Annual pension service cost [4]	119,100	113,200	105,700
TOTAL COMPENSATION	1,756,029	1,962,822	2,209,875

George B. Assie Senior Vice-President, Marketing and Business Development
Annualized base salary	530,000	503,700	482,000
Cash bonus	336,000	242,000	324,000
Performance Share Units (PSUs) [1]	375,040	392,600	486,720
Stock Options [2]	642,300	1,014,660	1,534,995
Other annual compensation [3]	37,637	32,842	30,933
Annual pension service cost [4]	114,500	108,800	109,700
TOTAL COMPENSATION	2,035,477	2,294,602	2,968,348

Timothy S. Gitzel [5] Senior Vice-President and Chief Operating Officer
Annualized base salary	440,000
Cash bonus [5]	404,000
Performance Share Units (PSUs) [1]	140,640
Stock Options [2]	214,100
Other annual compensation [3]	43,750
Annual pension service cost [4]	98,100
TOTAL COMPENSATION	1,340,590

Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary
Annualized base salary	415,000	391,900	375,000
Cash bonus	215,000	157,000	173,700
Performance Share Units (PSUs) [1]	281,280	298,376	227,136
Stock Options [2]	428,200	751,600	1,096,425
Other annual compensation [3]	15,439	17,339	16,016
Annual pension service cost [4]	123,900	117,800	118,500
TOTAL COMPENSATION	1,478,819	1,734,015	2,006,777

27     CAMECO MANAGEMENT PROXY CIRCULAR

Notes:

1.	This item represents the PSUs granted in the fiscal year indicated, which is a change in Cameco’s disclosure and is now consistent with the new CSA proposal for executive compensation disclosure. For the award made in March 2007, this represents the following number of PSUs for the Named Executive Officers at a grant price of $46.88: 15,000 PSUs for Mr. Grandey; 8,000 PSUs for Mr. Goheen; 8,000 PSUs for Mr. Assie; and 6,000 PSUs for Mr. Chad. Mr. Gitzel’s award represents 3,000 PSUs agreed to as a signing bonus and granted in March 2007 at a grant price of $46.88. For the award made in March 2006, this represents the following number of PSUs for the Named Executive Officers at a grant price of $39.26: 18,000 PSUs for Mr. Grandey; 9,000 PSUs for Mr. Goheen; 10,000 PSUs for Mr. Assie; and 7,600 PSUs for Mr. Chad. For the award made in March 2005, this represents the following number of PSUs for the Named Executive Officers at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split): 90,000 PSUs for Mr. Grandey; 12,600 PSUs for Mr. Goheen; 18,000 PSUs for Mr. Assie; and 8,400 PSUs for Mr. Chad. The amounts shown reflect 100% of the original number of PSUs awarded. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on performance (and 200% for truly exceptional performance).

2.	This item represents the Option awards granted in the fiscal year indicated, which is a change in Cameco’s disclosure and is now consistent with the new CSA proposal for executive compensation disclosure. For compensation purposes, these awards were valued using the Black-Scholes option-pricing model to determine values of approximately $21.41 per Option in March 2007, $18.79 per Option in March 2006 and $12.18 per Option in March 2005. Key assumptions used in this model in March 2007 were: a dividend yield of 0.34%, 35% volatility, a risk-free rate of 4.0% and an eight-year life. Key assumptions used in March 2006 were: a dividend yield of 0.39%, 35% volatility, a risk-free rate of 4.2% and an eight-year life. Key assumptions used in March 2005 were: a dividend yield of 0.44%, 34.4% volatility, a risk-free rate of 4.2% and an eight-year life. The Option award to Mr. Gitzel consists of 10,000 Options agreed to as a signing bonus, granted in March 2007 and valued at $21.41 per Option using the Black-Scholes model as set out above. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This item represents employer contributions to all perquisites and, for Messrs. Goheen and Assie, this also includes employer contribution under the defined contribution pension plan. In addition, for Messrs. Grandey, Goheen and Chad, this amount includes the compensation described in note 2 to the Summary Compensation Table on page 40.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

5.	Mr. Gitzel was appointed as Senior Vice-President and Chief Operating Officer in January 2007. At that time, Mr. Gitzel received a signing bonus of $125,000, and was promised 3,000 PSUs and 10,000 Options, to be granted at the same time as the Corporation’s annual PSU and Option grants in March 2007.
     2007 CEO Compensation
The HRCC annually reviews the performance and salary of the CEO. This review considers Cameco’s overall corporate performance, including financial performance and annual corporate objectives, and comparative compensation (salary, bonus, long-term incentives, pension and benefits) for similar positions in the compensation comparator groups adopted by the HRCC. The HRCC also considers the strategies employed by the CEO to secure future gains for the shareholders as well as his overall leadership measures. Based upon this review, the HRCC recommends the CEO’s compensation to the Board for approval. On the HRCC’s recommendation, the Board also approves all individual objectives and awards proposed for the CEO for the upcoming year.
          Base Salary
As a result of a compensation review based on a market comparison, Mr. Grandey’s annual base salary for 2007 was increased to $950,000, representing an increase of 17.9% compared to 2006. The 2007 salary adjustment recognized that Mr. Grandey’s base salary level had fallen below the median of the primary compensation comparator group and an increase was determined to be necessary in order to position the CEO’s total compensation between the median and the 75th percentile. Following such adjustment, Mr. Grandey’s base salary for 2007 is estimated to be between the median and the 75th percentile of the primary compensation comparator group.
For 2008, the HRCC recommended and the Board approved an increase to Mr. Grandey’s base salary of an additional 3.8% to $986,000. Following this adjustment, Mr. Grandey’s base salary is estimated to be at the median of the revised primary compensation comparator group.
          Short-Term Incentive
Mr. Grandey is eligible to receive a short-term incentive award based on corporate and individual performance during the prior year. The target award for the CEO is 80% of his base salary. In determining the award for Mr. Grandey, the HRCC considers corporate financial performance (80% weighting) and individual performance (20% weighting). Payouts also range from 50% of the STI target for meeting threshold performance (80% of performance target) to a normal maximum of 150% of STI target for outstanding performance (120% of performance target). No bonus will be paid for performance below the threshold performance target and the Board, at its discretion, may choose to pay up to 200% of STI target when performance exceeds the outstanding performance level.

CAMECO MANAGEMENT PROXY CIRCULAR     28

In calculating the STI for 2007, corporate financial performance targets were based on Adjusted Net Earnings, Cash Flow from Operations before Working Capital Changes and Return on Average Capital.
In 2008 Mr. Grandey was awarded a cash bonus of $945,000 for his performance in 2007. As noted above under the heading Corporate Financial Performance on page 24, Cameco had exceptional financial performance in 2007. However, the overall calculated amount was adjusted downward by the HRCC to reflect the corporate objectives that were not achieved. The HRCC and the Board also considered that, despite challenges, the CEO responded to position the company for improved operational performance through strong leadership initiatives, including an extensive reorganization in the Operations Division designed to support a renewed commitment to operational excellence. In addition, Mr. Grandey led the company toward a more positive relationship with Cameco’s key regulators. Mr. Grandey applied firm discipline to the company’s merger and acquisition strategy so that shareholder value was protected during a market cycle in which uranium properties became over-valued. We believe that this prudent approach should yield benefits for our shareholders as the market matures and stabilizes. While the company’s 2007 share performance was disappointing, due in part to a volatile uranium price, the Board recognizes that, in the three previous years (2006/2005/2004), the company’s annual total return to shareholders averaged 58%.
     Long-Term Incentives
In developing its recommendation to the Board on the appropriate award levels for Mr. Grandey under Cameco’s long-term incentive plans, the HRCC considered: (i) Mr. Grandey’s performance, in particular his strong leadership; (ii) the goal of setting the CEO’s total compensation between the median and the 75th percentile of the primary compensation comparator group; (iii) the target total compensation mix for Mr. Grandey (see Total Compensation Mix on page 30); (iv) the current size of the annual long-term incentive awards pool; and (v) the targeted relative mix of PSUs to Options in terms of expected value for Mr. Grandey of 40% PSUs and 60% Options. The HRCC did not consider the value of Mr. Grandey’s outstanding Option and PSU awards in making these grants. In 2007, the Board awarded Mr. Grandey a grant of Options to acquire 40,000 Cameco shares at an exercise price of $46.88 exercisable for a period of eight years. The compensation value of this award was $21.41 per Option. The Board also awarded Mr. Grandey 15,000 PSUs, representing a unit value of $46.88 based on the closing price of Cameco shares on the day prior to the grant.
Compensation Elements
     Summary of Compensation Elements
The following table summarizes each executive compensation element that applied in 2007.
2007 COMPENSATION ELEMENTS FOR EXECUTIVES

Compensation			Performance
Element	Form	Applies to	Period	Determination

Base Salary	Cash	All executives	One year	Based on market competitiveness, individual performance and internal equity.

Short-Term Incentive	Cash	All executives	One year	Target awards based on market competitiveness and internal equity. Actual award based upon corporate and individual performance.

29     CAMECO MANAGEMENT PROXY CIRCULAR

Compensation			Performance
Element	Form	Applies to	Period	Determination

Long-Term Incentive	PSUs	All executives	Three years, with vesting at the end of three years.	Target awards based on market competitiveness. Actual award based on achieving minimums on a combination of total shareholder return compared to a blended market index and the achievement of operational performance over the three-year performance period. Payment is made in Cameco shares purchased on the open market or cash at the Board’s discretion.

Long-Term Incentive	Options	All executives	Eight years, with one-third vesting each year starting on the first anniversary of the grant date.	Target awards based on market competitiveness and corporate performance. Awards granted annually based on individual performance from a pool approved annually by the Board. Final realized value based on appreciation in Cameco share price.

Benefits	Group Life and Health Programs and Select Perquisites	All executives	Ongoing	Based on market competitiveness.

Pension	Defined Contribution Plan/Group RRSP plus Supplemental Executive Pension Plan	All executives participate in the defined contribution plan except two executive officers, who participate in a Defined Benefit Plan. The Supplemental Executive Pension Plan applies to all executives and certain officers of wholly owned subsidiaries.	Ongoing	Based on market competitiveness.
     Total Compensation Mix
In keeping with Cameco’s philosophy to link executive compensation to corporate performance and motivate executives to create sustained shareholder value, Cameco has adopted an incentive structure that includes both base salary and at-risk compensation. The target mix set out below illustrates the mix for the CEO and an average mix for the other Named Executive Officers.

		Long-Term
	Bonus	Incentives
	Target	Target		Target At-Risk Compensation
	(% of base	(% of base	Base	Short-Term	Long-Term	Total At-Risk
Position	salary)	salary)	Salary	Incentives	Incentives	Compensation

CEO	80%	375%	25%	20%	55%	75%
Senior Executives	45% to 55%	120% to 225%	37%	18%	45%	63%
     Base Salary
For the CEO and all senior executive officers, comparisons are made with salaries for similar positions in the compensation comparator groups and on a job-by-job basis to other data as reported by independent national compensation surveys. Cameco’s total compensation target for its executives is between the median and the 75th percentile of the primary compensation comparator group. However, for base salaries, Cameco benchmarks at the

CAMECO MANAGEMENT PROXY CIRCULAR     30

median of the primary compensation comparator group because we believe it is preferable to enhance the “at-risk” component to bring total compensation into the targeted third quartile. Consideration is also given to both the recent performance of the individual and internal equity.
After reviewing an analysis of the compensation levels among the compensation comparator groups provided by Mercer and considering Cameco’s performance and the performance of the CEO and each of the other Named Executive Officers, the HRCC and the Board concluded that adjustments to the 2008 salaries for its CEO and other Named Executive Officers were required. Following these 2008 base salary adjustments, the 2008 base salaries are targeted at the median of the primary compensation comparator group. The 2007 and 2008 base salary adjustments for the Named Executive Officers are set forth in the table below. For the base salaries of the Named Executive Officers in 2005 and 2006, please see the Total Compensation Table on page 27.

	2008 Base Salary	2007 Base Salary
Name and Position	(% increase from 2007)	(% increase from 2006)

Gerald W. Grandey President and CEO	$986,000 (3.8%)	$950,000	[1] (17.9%)
O. Kim Goheen Senior Vice-President and CFO	$460,000 (4.5%)	$440,000	(5.3%)
George B. Assie Senior Vice-President, Marketing and Business Development	$550,000 (3.8%)	$530,000	(5.2%)
Timothy S. Gitzel[2] Senior Vice-President and Chief Operating Officer	$470,000 (6.8%)	$440,000	(N/A)
Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary	$432,000 (4.1%)	$415,000	(5.9%)

Notes:

1.	The increase in Mr. Grandey’s base salary in 2007 compared to 2006 reflected the decision by the HRCC to increase his overall compensation from between the 25th percentile and the median of the primary compensation comparator group to between the median and the 75th percentile of the primary compensation comparator group.

2.	On January 9, 2007, Mr. Gitzel was appointed to the position of Senior Vice-President and Chief Operating Officer.
     Short-Term Incentive Program
Cameco’s Short-Term Incentive Plan (STI) provides executives with the opportunity to earn annual cash incentives based on the achievement of pre-established corporate and individual performance objectives. The HRCC reviews the STI targets and awards for the CEO and for the senior vice-presidents to make recommendations to the Board. The Board approves all individual targets and awards proposed for the CEO and senior vice-presidents. Individual STI targets and awards for vice-presidents are determined by the senior vice-presidents with the approval of the CEO.
As illustrated in the following table, the STI factors in both the Corporation’s financial targets and the executives’ individual performance:

Financial Targets			Individual Performance
Weight		Multiple	Weight		Multiple

40%	Adjusted Net Earnings	0 — 150%	At Discretion of the Board/CEO[1]	Leadership Effectiveness Corporate Objectives Key Operating Results	At Discretion of the Board/CEO[1]
30%	Cash Flow from Operations	0 — 150%
30%	ROAC	0 — 150%

Financial Targets % + Individual Performance % = 0 to 150% 2
Safety Health and Environment Adjustment3

Notes:

1.	Weighting can be adjusted by the Board for the CEO, or by the CEO for the other executive officers, to allow flexibility in light of emerging corporate issues. For the 2007 awards, adjustments were made to reduce the impact of strong financial returns in a year of operational challenges.

31     CAMECO MANAGEMENT PROXY CIRCULAR

2.	Payouts range from 50% of the STI target for meeting threshold performance (80% of performance target) to a normal maximum of 150% of STI target for outstanding performance (120% of performance target). No bonus will be paid for performance below the threshold performance target and the Board, at its discretion, may choose to pay up to 200% of the STI target when performance exceeds the outstanding performance level.

3.	After consulting with the safety, health and environment committee, the HRCC has the discretion to reduce or eliminate the STI award for unsatisfactory corporate performance against safety, health and environmental goals and plans.
The three financial targets and their weightings were selected because they are considered in the aggregate to be reflective of Cameco’s financial performance. The rationale for including each of the financial targets and the Board’s ability to adjust such measures is described below:
•	Adjusted net earnings is the most important of the three financial targets and is a commonly used and easily understood measure of Cameco’s profitability. The inclusion and relative weighting of this measure can be adjusted at the discretion of the Board, on a case-by-case basis, in circumstances where such inclusion or relative weighting would not provide an accurate measure of corporate performance.

•	Cash flow from operations before working capital changes measures Cameco’s ability to generate cash. Historically, the timing of sales deliveries has greatly influenced working capital changes and, for this reason, working capital changes are excluded from this calculation.

•	Return on average capital measures Cameco’s efficient use of capital and is a measure typically used by capital-intensive companies.
Under the program, a range of bonus opportunity is determined each year for each participant based on the competitiveness of the award opportunity and internal equity. STI target award levels and performance objective weightings are as follows:

	STI Target for 2007	Financial Targets	Individual Performance
Position	(% of base salary)	Weighting[1]	Weighting[1]

CEO	80%	80%	20%
SVPs	45% to 55%	60%	40%
VPs	30%	40%	60%

Note:

1.	The Board has some discretion as to the weighting to be given to financial targets and individual performance.
Corporate objectives are approved each year by the Board on the recommendation of the HRCC. These corporate objectives, along with key operating results and leadership effectiveness measures, are used in the determination of the individual performance of the CEO and the other executive officers. Due to Cameco’s exceptional financial performance in 2007, the financial targets calculation was 135%. This measure reflects strong financial results and heavily influences the calculation of the STI. However, in the view of the HRCC, the weighting of the individual performance factor did not appropriately represent the operational challenges faced by Cameco during 2007. Accordingly, the HRCC recommended overriding the plan calculation and substituting a reduced score for 2007 performance. This was approved by the Board. For more information on Cameco’s corporate performance and its operational challenges, please see Corporate Annual Objectives on page 25.
In addition to the financial and individual performance measures as noted above, the HRCC also reviews Cameco’s performance against safety, health and environmental goals and plans. After consulting with the safety, health and environment (SHE) committee, the HRCC has the discretion to reduce or eliminate STI awards if performance against these goals is not satisfactory. This discretionary authority is intended to reinforce the importance of safety, health and environmental goals to the ongoing operations of Cameco. In 2007, no reduction of the STI award was made as performance against safety, health and environmental goals and plans was satisfactory.
The Total Compensation Table on page 27 illustrates the impact of the HRCC’s discretion in determining STI awards for the Named Executive Officers over the past three years.

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     Long-Term Incentives
Cameco provides long-term incentive opportunities for executives and certain employees, consisting of Options and Performance Share Units (PSUs). Options are awarded to employees ranging from senior executives to first line supervisory employees, while PSUs are only awarded to executive officers and vice-presidents. The objective of these incentives is to align the interests of executives and other employees more closely with the interests of shareholders by tying a portion of their future compensation to the long-term performance of Cameco shares and the operating performance of the business. Long-term incentive awards are granted to employees, including Named Executive Officers, on March 1 of each year if a business day, otherwise the first business day that the Board meets thereafter.
The HRCC reviews the long-term incentive grants (Options and PSUs) for the CEO and for the senior vice-presidents (with input from the CEO), and then makes recommendations to the Board. The Board considers the views and recommendations of the HRCC and sets the grants. The total value of all annual long-term incentive grants for the CEO and the senior vice-presidents must not exceed the value of an annual long-term incentive awards pool, which is established by the HRCC, based on an analysis of the expected value of long-term incentive grants within the primary compensation comparator group. Individual long-term incentive grant levels are allocated based on individual performance, the competitiveness of the compensation, and internal equity. Long-term incentive awards for employees below the executive officer level are allocated by the CEO from a pool of long-term incentive awards recommended by the HRCC and approved by the Board within established ranges depending upon the employee’s level in the organization and the employee’s performance.
Cameco’s practice is to award Options and PSUs on an annual basis on March 1 of every year, or the next business day should March 1 not be a business day in the Province of Saskatchewan, or as soon as practicable thereafter. Therefore, the timing and pricing of awards of Options and PSUs to Cameco employees, including Named Executive Officers, occurs after the Corporation’s results for the previous financial year end have been disclosed. Special grants of Options and PSUs may be made at other times at the discretion of the Board. Cameco does not grant Options and PSUs when there is material information known to the Corporation, which has not been generally disclosed. If the date of the annual grant of Options and PSUs falls within a period in which a trading blackout period has been imposed by Cameco, such grants will occur seven business days following the termination of the Cameco blackout period, provided that the Board, on the advice of the HRCC, is satisfied that it is appropriate to make such grants.
The HRCC evaluates the weighting of the PSUs to Options annually, recognizing the trend among Canadian publicly traded corporations to reduce the emphasis on stock options in favour of some form of PSUs. For grants in 2008 and 2007, the mix of PSUs to Options, in terms of expected value, was targeted at 40% PSUs and 60% Options for the CEO and the senior vice-presidents.
          PSU Plan
An Executive Performance Share Unit Plan (PSU plan) was adopted in 2004 to replace some of the incentive opportunities previously provided by grants of Options. The PSU plan reduces the dilutive impact of the long-term incentive by proportionally reducing the number of Options granted as competitive compensation to executives.
Cameco’s PSU plan is designed to motivate executives to:
•	consistently meet annual operating performance targets;
•	create sustainable shareholder value on an absolute and relative basis over a three-year period; and
•	continue to acquire significant ownership of the Corporation, thereby aligning the interests of executives with that of shareholders.
The PSU plan also enhances the retention features of the overall compensation arrangements.
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Each PSU represents one phantom Common Share that entitles the participant to a payment of one Cameco share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. Taxes are withheld at the time of payment; therefore, the number of shares or cash received by the executive is reduced by the amount withheld. The final value of the PSUs will be based on the value of Cameco shares near the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the period will be based on three criteria:
1.	Annual cash flow from operations (before working capital changes) targets. If Cameco’s performance over the three years falls within 95% to 105% of the target, 100% of the PSUs will be available for vesting. If Cameco’s performance over the three years is less than 95% of the target or more than 105% of the target, the number of PSUs that vest may be decreased or increased at the discretion of the Board. Performance below a minimum threshold (less than 80% of target) will result in no PSUs vesting. The maximum number of PSUs that may vest for outstanding corporate performance is 150% of target; however, this may be increased to 200%, for truly exceptional corporate performance, at the discretion of the Board. The percentage of PSUs available for vesting pursuant to the absolute measure described in this paragraph 1 (0% to 200%) is then multiplied by the percentage of PSUs available for vesting pursuant to the relative measure described in paragraph 2 (100% or 50%) to arrive at the percentage of the initial PSU grant (to a maximum of 200%), which will vest subject to paragraph 3.
2.	Once performance relative to cash flow has been determined, the final number of PSUs that vest may be modified by the annualized total shareholder return (appreciation in share price plus dividends paid) over the three years (TSR) relative to a blended market index (Metals and Mining, Utilities, and Gold). The relative weighting of this index measure may vary and is intended to approximate the relative mix of these industries in Cameco’s operations. If performance against this index is comparable, within a range that varies based on the level of TSR achieved (e.g. when the index TSR is 10%, the Cameco TSR must be at least 8%), no adjustment to the initial grant of PSUs is made. If performance is less than comparable, the initial PSU grant is reduced by 50%.
3.	If the participating executive is not employed by Cameco at the end of the three-year vesting period, a pro-rated portion of the PSUs will be deemed to have vested based on the portion of the three-year vesting period throughout which the participant was actively employed, provided that the participating executive’s employment was not terminated for cause, nor voluntarily terminated by the participant prior to the participant becoming entitled to receive a pension under Cameco’s registered pension plan, in which cases the participating executive would not receive any PSUs for that three-year period.
The awards of PSUs to the Named Executive Officers in 2007 are disclosed in both the Total Compensation Table on page 27 and in the Summary Compensation Table on page 40. The awards of PSUs granted to the Named Executive Officers in 2008 are disclosed in the 2008 Long-Term Compensation Table on page 37.
The first payout of the PSUs occurred on December 31, 2007 for PSUs awarded in 2005. The form of payout is at the discretion of the Board and, on the recommendation of the HRCC, the payout was made in Cameco shares purchased in the market. The following table discloses the payouts of PSU awards to each Named Executive Officer in 2007 based on a performance multiplier determined under the PSU plan.
PSU PAYOUT TABLE

		PSU Performance	Value of Total PSU Payout
	2005 PSU Award Target[1]	Multiplier	December 31, 2007[2]
Name	(# of units)	(%)	($)

Gerald W. Grandey	90,000	115.60%	$4,116,863
O. Kim Goheen	12,600	115.60%	$576,377
George B. Assie	18,000	115.60%	$823,373
CAMECO MANAGEMENT PROXY CIRCULAR     34

		PSU Performance	Value of Total PSU Payout
	2005 PSU Award Target[1]	Multiplier	December 31, 2007[2]
Name	(# of units)	(%)	($)

Timothy S. Gitzel [3]	N/A	N/A	N/A
Gary M.S. Chad	8,400	115.60%	$384,225
Notes:

1.	The number of PSUs granted in 2005 has been adjusted for the February 17, 2006 stock split.

2.	The value of the PSU payout is based on the closing value of a Cameco share on the TSX on December 31, 2007 of $39.57. At the time of grant in 2005, Cameco’s share price on the TSX was $27.04 (adjusted for the February 17, 2006 stock split).

3.	Mr. Gitzel was hired in January 2007 so did not receive PSUs in 2005.
          Stock Option Plan
Cameco’s Stock Option Plan (Option Plan) provides executives and other participating employees with a long-term incentive to enhance shareholder value by providing participants with a form of compensation tied to the market value of Cameco shares. There were 652 participants in the Option Plan in 2007 (with 750 participants anticipated for 2008), ranging from senior executives to first line supervisory employees. The HRCC believes that granting of Options is an effective way to support the achievement of Cameco’s performance objectives, ensure executive and employee commitment to the longer term interests of Cameco and its shareholders, and provide compensation opportunities to attract, retain and motivate employees to achieve success for Cameco and its subsidiaries.
Options may be granted under the Option Plan to such employees (including executive officers) of Cameco and its subsidiaries as the Board may from time to time determine. Commencing in 2003, Directors ceased to be eligible for grants of Options under the Option Plan. The last Option awarded to Directors was for their 2002 performance. The number of Common Shares reserved for issuance and issuable to insiders under the Option Plan and any other security-based compensation arrangement of the Company within a one-year period may not exceed 10% of the issued and outstanding Cameco shares. In addition, no participant may purchase Cameco shares pursuant to the Option Plan which, in the aggregate, represent more than 5% of the issued and outstanding Cameco shares. Options are non-assignable.
Options granted under the Option Plan have a term of eight years and vest at the rate of one-third per year, commencing on the first anniversary of the date of the grant. Options granted before 1999 expire ten years after the date of the grant. Prior to 1999, loans were made under the Option Plan in connection with the exercise of certain Options. This practice was discontinued in 1999.
The exercise price of an Option under the Option Plan is fixed by the Board at the time of grant. Since 2006, the exercise price of Options is required to be not less than the closing price on the day immediately preceding the date of grant. Previously, the Option Plan required that the exercise price be not less than the volume weighted average trading price of Cameco shares on the TSX for the five trading days immediately preceding the date of grant.
Under the Option Plan, if a participant’s employment ceases, there is a defined period of time in which the unvested shares will vest depending on the reason for termination of employment. All vested Options are exercisable for an equivalent period of time. Please see the disclosure under the heading Senior Executive Employment Contracts on page 45 for further information.
In response to changes by the TSX, in 2007, the Board approved amendments to the Option Plan, which changes were approved by shareholders at the 2007 annual and special meeting. These changes (i) implemented detailed amendment provisions, setting out the types of amendments to the Option Plan that require shareholder approval; and (ii) provided for an automatic extension to ten days following the end of a Cameco blackout period for the term of Options that would otherwise expire during a Cameco blackout period. In addition, the Option Plan was amended by the Board to restrict the number of Cameco shares that may be issued to insiders of the Corporation under the Option Plan.
On July 27, 2007, the Board amended the Option Plan to permit holders of Options to elect cash settlement upon exercise of the Option. This amendment does not require shareholder approval as it provides for a full deduction of the number of underlying Cameco shares from the Option Plan reserve.
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The Board may amend, suspend or terminate the Option Plan, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of any applicable stock exchange), if any, that require the approval of shareholders or any governmental or regulatory body. However, except as expressly set forth in the Option Plan, no action of the HRCC, Board or shareholders may adversely alter or impair the rights of a holder of previously granted Options without the consent of the affected holder.
The Board may make amendments to the Option Plan or any Option outstanding thereunder, but shareholder approval is required for the following types of amendments:
(a)	any amendment to the number of Common Shares issuable under the Option Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	any amendment to the Option Plan that increases the length of the period after a Cameco blackout period during which Options may be exercised;

(c)	any amendment which would result in the exercise price for any Option granted under the Option Plan being lower than the fair market value of the Common Shares at the time the Option is granted, other than as expressly provided for in sections 11 (standard adjustment provision in connection with stock dividends or splits, recapitalizations, consolidations or other fundamental corporate changes) or 13 (provisions addressing the assumption or substitution and treatment of Options on a change of control or other similar transactions and powers of the Board to make certain amendments in such circumstances) of the Option Plan;

(d)	any amendment which reduces the exercise price or purchase price of an Option, other than as expressly provided for in sections 11 (standard adjustment provision in connection with stock dividends or splits, recapitalizations, consolidations or other fundamental corporate changes) or 13 (provisions addressing the assumption or substitution and treatment of Options on a change of control or other similar transactions and powers of the Board to make certain amendments in such circumstances) of the Option Plan (provided that, for greater certainty, a cancellation and reissue of an Option at a lower exercise price will be considered a reduction in the exercise price of an Option);

(e)	any amendment expanding the categories of person eligible to receive Options which would have the potential of broadening or increasing participation of insiders;

(f)	any amendment extending the term of an Option beyond its original expiry date except an extension of an Option that would otherwise expire during a Cameco blackout period to ten days following the end of the Cameco blackout period;

(g)	the addition of awards of deferred or restricted share units or any other provision which results in participants receiving Cameco shares while no cash consideration is received by the Corporation;

(h)	any amendment permitting Options to be transferred other than by testate or intestate succession;

(i)	any amendment permitting the addition or modification of a cashless exercise feature, payable in cash or Cameco shares, unless it provides for a full deduction of the number of underlying Cameco shares from the Option Plan reserve; and

(j)	any amendment required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of any applicable stock exchange).
CAMECO MANAGEMENT PROXY CIRCULAR     36

The awards of Options to the Named Executive Officers in 2007 are disclosed in the Total Compensation Table on page 27, the Summary Compensation Table on page 40 and the Cameco Option Grants in Fiscal Year Ending December 31, 2007 table on page 41. The awards of Options granted to the Named Executive Officers in 2008 are disclosed in the 2008 Long-Term Compensation Table on page 37.
On January 1, 2001, Cameco established its Non-North American Stock Option Plan (Phantom Plan) for eligible employees of Cameco’s non-North American subsidiaries. Since that time, these employees have not been granted Options under the Option Plan. This plan has the same features and objectives as the Option Plan, except that rights to cash payments are granted in lieu of rights to receive Cameco shares. Participants may receive, on the exercise date of the phantom stock option, cash equal to the difference between the market price of a Cameco share on the exercise date and the exercise price of the phantom stock option. The Phantom Plan allows non-North American employees to participate in Cameco’s growth and profitability and promotes a greater alignment of interests between these employees and shareholders.
          2008 Long-Term Compensation
In order to provide information that may be of interest to shareholders, the Options and PSUs granted in March 2008 to the Named Executive Officers are provided in the following table. This information is in addition to that required to be disclosed under applicable securities law requirements.
2008 LONG-TERM COMPENSATION TABLE

	Securities	Value of
	Under	Options				Value of
	Options	on Date of	Exercise		PSUs	PSUs
	Granted	Grant [1]	Price	Expiration	Granted[3]	Granted[3,4]	Performance Period
Name	(#)	($)	($/security)[2]	Date	(#)	($)	Maturation[5]

Gerald W. Grandey	100,000	1,347,000	38.83	March 3, 2016	25,000	970,750	December 31, 2010
O. Kim Goheen	40,000	539,000	38.83	March 3, 2016	10,000	388,300	December 31, 2010
George B. Assie	45,000	606,000	38.83	March 3, 2016	10,000	388,300	December 31, 2010
Timothy S. Gitzel	40,000	539,000	38.83	March 3, 2016	10,000	388,300	December 31, 2010
Gary M.S. Chad	25,000	337,000	38.83	March 3, 2016	6,000	232,980	December 31, 2010
Notes:

1.	The Option awards made on March 4, 2008 are valued using the Black-Scholes option-pricing model to determine a value of approximately $13.47 per Option. Key assumptions used in this model by Mercer for comparability between companies were: a dividend yield of 0.4%, 32.1% volatility, a risk-free rate of 3.8%, and for Cameco, and its peer companies, an expected life of 5.5 years. Mercer estimated the expected life of Cameco Options, and options among peer companies, used in the analysis provided to the HRCC, as half of the sum of the actual term and the vesting period (all vesting periods were assumed to be three years). This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

2.	The Option exercise price of $38.83 was determined based upon the closing price of Cameco shares on the TSX on the day immediately preceding the grant.

3.	The amounts shown reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on Cameco’s performance (and 200% for truly exceptional performance).

4.	The amounts shown represent the product of the number of PSUs granted to each Named Executive Officer and $38.83, the closing price of Cameco shares on the TSX on the day immediately preceding the grant.

5.	The three-year performance period for the PSUs granted on March 4, 2008 is from January 1, 2008 to December 31, 2010. Payout will occur at the end of the performance period, unless the executive’s employment ceases due to retirement, permanent disability, death or termination without cause prior to the end of the performance period, in which case payout will occur earlier and be pro-rated to the executive’s employment period during the three years.
     Pension Plan
The HRCC believes pensions are an integral part of total compensation and a cost-effective and critical tool for the attraction and retention of talented employees, including executives. The executives participate in a registered base plan and a supplemental plan. The registered base plan for all but two Named Executive Officers is a defined contribution plan/group RRSP. The registered base plan for two executives, Messrs. Grandey and Chad, is a defined
37     CAMECO MANAGEMENT PROXY CIRCULAR

benefit plan. The supplemental executive pension plan is a non-contributory supplemental defined benefit plan. This supplemental plan is designed to attract and retain talented executives over the longer term and to offset the strict limits under the Income Tax Act (Canada) pertaining to registered pension plans in order to provide a retirement income for executives commensurate with their salary. Please see Pension Plans beginning on page 42 for more information.
Executive Share Ownership Guidelines
Cameco has adopted guidelines that set out the expected levels of Cameco shares to be held by executives based on the individual’s compensation and position. The HRCC believes that it is important to align the interests of Cameco executives with those of its shareholders, and this can be achieved, in part, by encouraging executives to have significant personal holdings of Cameco shares. The annual grant of PSUs is a method of providing long-term incentives to executives, which provides them with the financial resources to acquire additional Cameco shares in order to meet these ownership guidelines. The current Cameco share ownership guidelines are:

	CEO	Senior Vice-Presidents	Vice-Presidents

Share Ownership Guideline	4.0 times base salary	2.0 times base salary	1.0 times base salary
The CEO, Mr. Grandey, two senior vice-presidents, Messrs. Chad and Goheen, and three vice-presidents currently have Cameco share ownership in excess of these guidelines. The following table shows the number and value of Cameco shares held by the Named Executive Officers as of December 31, 2007.

		Value of Cameco	Cameco Share
	Number of Cameco	Shares	Ownership Target
Name	Shares Held	Held[1]	Value[1]	Meets Guidelines

Gerald W. Grandey	304,262	$12,039,647	$3,800,000	Yes

O. Kim Goheen	26,163	$1,035,270	$880,000	Yes

George B. Assie	25,652	$1,015,050	$1,060,000	No — Has until
				January 1, 2010

Timothy S. Gitzel	0	0	$880,000	No — Has until
				January 9, 2012

Gary M.S. Chad	43,034	$1,702,855	$830,000	Yes
Note:

1.	The value is based on the closing value of a Cameco share on the TSX on December 31, 2007, of $39.57.
Executives are expected to meet these Cameco share ownership guidelines within the later of five years of their appointment or five years after the guidelines were introduced on January 1, 2005.
HRCC Report Summary
The HRCC is satisfied that Cameco’s current executive compensation policies and programs and levels of compensation are aligned with Cameco’s performance, reflect competitive market practices and will allow Cameco to attract, retain and motivate talented executives. However, the HRCC continues to assess the competitiveness and effectiveness of Cameco’s approach to executive compensation and, in 2008, is undertaking a comprehensive review of the executive compensation program. Adjustments will be made as necessary to ensure that the program delivers shareholder value. The chair of the HRCC will be available to answer questions about Cameco’s executive compensation policies and programs at the May 15, 2008 shareholders’ meeting.

Presented by the HRCC:	James R. Curtiss, chair George Dembroski Oyvind Hushovd J.W. George Ivany	A. Anne McLellan Robert W. Peterson Victor J. Zaleschuk
CAMECO MANAGEMENT PROXY CIRCULAR     38

PERFORMANCE GRAPH
The following performance graph shows the cumulative return over the five-year period ended December 31, 2007 for Cameco shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index.
The graph and the table below show what a $100 investment made at the end of 2002 in Cameco shares and in the S&P/TSX Composite Index would be worth every year and at the end of the five-year period following the initial investment.

	2002	2003	2004	2005	2006	2007

Cameco	100	201	340	600	770	649
S&P/TSX Composite Index	100	127	145	180	211	232
39     CAMECO MANAGEMENT PROXY CIRCULAR

OTHER COMPENSATION INFORMATION
Summary Compensation Table
The Summary Compensation Table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the Named Executive Officers during the fiscal years 2007, 2006, and 2005.
SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards
					Cameco
					Securities	Shares or Units
				Other Annual	Under Options	Subject to Resale	All Other
Name and		Salary	Bonus	Compensation	Granted	Restrictions	Compensation
Principal Position	Year	($)	($)[1]	($)[2]	(#)[3]	($)[4]	($)[5]

Gerald W. Grandey	2007	950,000	945,000	—	40,000	703,200	—
President and CEO	2006	806,000	0	7,770	86,000	706,680	—
	2005	771,300	600,000	6,449	210,000	2,433,600	—

O. Kim Goheen	2007	440,000	254,000	—	25,000	375,040	20,000
Senior Vice-President and CFO	2006	418,000	184,000	1,847	46,000	353,340	19,000
	2005	400,000	234,000	2,000	90,000	340,704	18,000

George B. Assie	2007	530,000	336,000	—	30,000	375,040	20,000
Senior Vice-President,	2006	503,700	242,000	—	54,000	392,600	19,000
Marketing and Business	2005	482,000	324,000	—	126,000	486,720	18,000
Development

Timothy S. Gitzel[6] Senior Vice-President and Chief Operating Officer	2007	440,000	404,000 [1]	—	10,000	140,640	20,000

Gary M.S. Chad	2007	415,000	215,000	—	20,000	281,280	—
Senior Vice-President,	2006	391,900	157,000	928	40,000	298,376	—
Governance, Law and Corporate Secretary	2005	375,000	173,700	771	90,000	227,136	—

Notes:

1.	Amounts shown were earned in relation to the fiscal year indicated and paid in the subsequent year, other than a portion of the bonus for Mr. Gitzel in 2007. Mr. Gitzel’s bonus in 2007 consists of a signing bonus of $125,000 paid in January 2007 and a bonus payment of $279,000 paid in 2008 for 2007 performance. Bonuses earned in 2006 were reduced by 100% for Mr. Grandey and 20% for the other Named Executive Officers due to the two water inflow incidents at the Cigar Lake mine. Bonuses earned in 2005 were subject to a 10% safety, health and environment reduction.

2.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and, as a result, are not included in the amounts in this column. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to Named Executive Officers under the Option Plan to purchase Cameco shares; and, for Mr. Grandey, in addition for 2005 and a portion of 2006, for a loan; and for Mr. Goheen, for a housing loan in 2005 and a portion of 2006. As of December 31, 2006, these loans were repaid.

3.	Amounts shown were awarded in the fiscal year indicated and have been adjusted for the effect of the February 17, 2006 Cameco stock split. For Mr. Gitzel, the amount shown was agreed to as a signing bonus when he was hired and awarded in March 2007.

4.	Amounts shown for fiscal year 2007 for the Named Executive Officers represent awards made under Cameco’s PSU plan and calculated based on the March 29, 2007 Cameco share price of $46.88. Amounts shown for fiscal year 2006 for the Named Executive Officers represent awards calculated based on the March 9, 2006 Cameco share price of $39.26. Amounts shown for fiscal year 2005 for the Named Executive Officers represent awards calculated based on the March 1, 2005 Cameco share price of $27.04 (adjusted for the February 17, 2006 stock split). Aggregate holdings of PSUs under this program as of December 31, 2007 and their value, based upon a year-end share price of $39.57, are as follows: Mr. Grandey, 33,000 PSUs with a value of $1,305,810; Mr. Goheen, 17,000 PSUs with a value of $672,690; Mr. Assie, 18,000 PSUs with a value of $712,260; Mr. Gitzel, 3,000 PSUs with a value of $118,710; and Mr. Chad, 13,600 PSUs with a value of $538,152. The amounts shown reflect 100% of the number of PSUs awarded. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on performance (and 200% for truly exceptional performance). The first issue of PSUs granted in 2005 vested at 115.6% and were paid out in shares, net of income tax, on December 31, 2007. See the PSU Payout Table on page 34 for details of payouts of PSU awards in 2007.
CAMECO MANAGEMENT PROXY CIRCULAR     40

5.	This amount represents the following contributions paid on behalf of Messrs. Goheen, Assie and Gitzel under the Cameco Corporation Employee Pension Plan, a defined contribution pension plan: Mr. Goheen, 2007 — $20,000, 2006 — $19,000, 2005 — $18,000; Mr. Assie, 2007 — $20,000, 2006 — $19,000, 2005 — $18,000; and Mr. Gitzel, 2007 — $20,000.

6.	Mr. Gitzel was appointed as Senior Vice-President and Chief Operating Officer in January 2007. At that time, Mr. Gitzel received a signing bonus of $125,000, and was promised 3,000 PSUs and 10,000 Options, to be granted at the same time as the Corporation’s annual PSU and Option grants in March 2007.
Stock Options
CAMECO OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2007
The following table sets forth the Options granted under the Option Plan to each of the Named Executive Officers during the fiscal year ended December 31, 2007. All of the Options granted had an exercise price equal to the Cameco share closing price on the TSX on the day immediately preceding the date of grant.

	Securities	% of Total		Market Value of
	Under	Options Granted		Securities Underlying
	Options	to Employees in	Exercise Price	Options at the Time of	Expiration
Name	Granted (#)	2007	($/security)	Grant ($/security)	Date[1]

Gerald W. Grandey	40,000	4.24%	46.88	46.88	March 29, 2015
O. Kim Goheen	25,000	2.65%	46.88	46.88	March 29, 2015
George B. Assie	30,000	3.18%	46.88	46.88	March 29, 2015
Timothy S. Gitzel	10,000	1.06%	46.88	46.88	March 29, 2015
Gary M.S. Chad	20,000	2.12%	46.88	46.88	March 29, 2015

Notes:

1.	Options expire eight years after the date of grant.
AGGREGATE OPTIONS EXERCISED IN 2007 AND 2007 YEAR-END OPTION VALUES
The following table shows for each Named Executive Officer:
•	the number of Cameco shares acquired through Options during the fiscal year ended December 31, 2007;
•	the aggregate value realized upon exercise before tax;
•	the number of unexercised Options held under the Option Plan as at December 31, 2007; and
•	the value of unexercised Options held under the Option Plan as at December 31, 2007.

					Net Value of Unexercised In-
		Aggregate	Unexercised Options at		The-Money Options Before Tax
	Securities	Value Realized	December 31, 2007		at December 31, 2007[2]
	Acquired on	upon Exercise	(#)		($)
Name	Exercise (#)	Before Tax ($)[1]	Exercisable	Unexercisable	Exercisable	Unexercisable

Gerald W. Grandey	144,000	6,880,607	738,666	287,334	20,007,682	4,875,860
O. Kim Goheen	45,000	1,628,641	81,333	85,667	889,518	375,900
Timothy S. Gitzel	0	0	0	10,000	0	0
George B. Assie	0	0	102,000	108,000	1,746,654	526,260
Gary M.S. Chad	72,000	2,041,466	13,333	76,667	0	375,900

Notes:

1.	Aggregate Value Realized Upon Exercise Before Tax is the difference between the fair market value of Cameco shares on the exercise date and the exercise price of the Option.

2.	Net Value of Unexercised In-The-Money Options Before Tax at December 31, 2007 is equal to the difference between the exercise price of the Options and the fair market value of Cameco shares on December 31, 2007 (which was $39.57 per share) for the number of unexercised Options held by each Named Executive Officer at December 31, 2007.
41     CAMECO MANAGEMENT PROXY CIRCULAR

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table shows as at December 31, 2007 equity securities authorized for issuance from treasury under compensation plans.

Number of Securities Remaining
	Number of Securities to	Weighted Average	Available for Future Issuance
	be Issued upon Exercise	Exercise Price of	under Equity Compensation Plans
	of Outstanding Options,	Outstanding Options,	(Excluding Securities Reflected in
	Warrants and Rights	Warrants and Rights	Column (a))
Plan Category	(a)[1]	(b)	(c)[2]

Equity compensation plans approved by security holders	6,437,892	$25.40	12,568,227
Equity compensation plans not approved by security holders	—	—	—
Total	6,437,892	$25.40	12,568,227

Notes:

1.	Out of the 6,437,892 Options outstanding at December 31, 2007, 3,696,479 were exercisable and 2,741,413 were not exercisable. Upon exercise of existing reload Options, additional Options for 15,300 Cameco shares would be granted. These are included as a component of Options which are not exercisable. Reload Options ceased being awarded after 1998.

2.	The aggregate number of Cameco shares that may be issued pursuant to the Option Plan and other compensation arrangements may not exceed 43,017,198. As of December 31, 2007, there were 12,568,227 Options remaining available for issuance under the Option Plan and other compensation arrangements.
A maximum of 43,017,198 Cameco shares, representing 12% of the issued and outstanding Cameco shares as of March 11, 2008, may be issued under the Option Plan and pursuant to any other compensation arrangement. As of the close of business on March 11, 2008, there were 7,479,765 Cameco shares, representing 2.2% of the issued and outstanding Cameco shares, to be issued upon the exercise of outstanding Options under the Option Plan, and 11,491,254 Cameco shares, representing 3.3% of the issued and outstanding Cameco shares, remaining available for issuance under the Option Plan.
The following shows the activity in the Option Plan which has taken place since inception:

Initial Share Reserve Maximum (August 15, 1995)	31,460,418
Share Reserve Increase (June 12, 2006)	11,556,780
Current Share Reserve Maximum	43,017,198
Remaining Available for Grant	11,491,254
Total Shares Issuable Under Outstanding Options[1]	7,479,765
Issued and Outstanding Shares[1]	344,433,798
Total Shares Issuable Under Outstanding Options/Total Shares Issued and Outstanding[1]	2.2%
Burn Rate[2]	0.28%

Notes:

1.	As at the close of business March 11, 2008.

2.	The burn rate is the number of Options issued in 2007, expressed as a percentage of the issued and outstanding Cameco shares as at December 31, 2007.
Pension Plans
      Base Plans
All Cameco employees participate in a defined contribution pension plan/group RRSP with the exception of two executives that participate in a registered defined benefit pension plan as of December 31, 2007. The defined benefit pension plan is being phased out and will exist only for so long as the current members, retirees and their
CAMECO MANAGEMENT PROXY CIRCULAR     42

spouses are entitled to receive benefits under the plan. No new members have been added since 1997 and members will not be added in the future.
      Supplemental Executive Pension Program
The executives and certain officers of Cameco’s wholly owned subsidiaries also participate in Cameco’s supplemental executive pension program. As at December 31, 2007, there are 22 active members, and 17 retirees and spouses of deceased retirees participating, who are receiving a pension, and four former members with deferred or pending entitlements. This program, which is non-contributory by members, requires participation in either the registered defined benefit plan or the registered defined contribution plan. This program is designed to attract and retain talented executives over the long term as part of a competitive compensation package and to provide benefits above the limits imposed under the Income Tax Act (Canada) (ITA).
The defined benefit base plan is subject to a maximum annual benefit accrual provided for by the ITA, currently $2,222 for each year of credited pensionable service, with the result that benefits cannot be earned in this base plan on the portion of salaries exceeding approximately $111,111 per annum. The defined contribution base plan was subject to a contribution limit of $20,000 in 2007 provided for in the ITA, with a salary of approximately $166,667 resulting in the maximum permitted contribution.
Under the supplemental program, executives, as well as officers of certain Cameco subsidiaries, receive overall benefits equal to 1.8% of the average of the individual’s highest three years of base salary times the number of years of actual service minus the benefits payable under the base plan. For executive officers, the overall benefits payable under the program for years of service after January 1, 1998 is an additional 1.2% for a total 3% of average earnings minus the benefits payable under the base plan. The supplemental program only provides benefits based on actual years of service with Cameco with no past service credits or accelerated service of any kind being awarded under the program. In addition, benefits payable are based on the individual’s highest three years of base salary, excluding bonuses and taxable benefits. The supplemental program is funded on an annual basis by Cameco, except in respect of benefits for participants who are US taxpayers. All benefits to such participants, including the relevant Named Executive Officers, are unfunded and, as of December 31, 2007, the amount of this unfunded liability was approximately $11,528,800. Full benefits are payable at normal retirement age, which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Benefits are not subject to deduction for social security or other offset amounts.
Estimated annual benefits payable upon retirement to the Named Executive Officers of the specific compensation and years of credited service classifications are determined based upon the following tables. Pension Plan Table I represents benefits related to credited service up to January 1, 1998 at 1.8% of highest average earnings, and Pension Plan Table II represents benefits related to years of service after this date at 3% of highest average earnings. Total pension benefits payable to a Named Executive Officer would be determined by adding the figures derived from the two tables based upon years of service pre and post January 1, 1998 and the average salary for the highest three years of base salary earned by the Named Executive Officer.
TABLE I
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE UP TO JANUARY 1, 1998

Three-Year	Number of Years of Credited Service
Average	Up to January 1, 1998
Earnings	Years of Service — Named Executive Officers
($)	5	10	15	20	25	30	35

$200,000	$18,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$300,000	$27,000	$54,000	$81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
43     CAMECO MANAGEMENT PROXY CIRCULAR

Three-Year	Number of Years of Credited Service
Average	Up to January 1, 1998
Earnings	Years of Service — Named Executive Officers
($)	5	10	15	20	25	30	35

$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000
$800,000	$72,000	$144,000	$216,000	$288,000	$360,000	$432,000	$504,000
$900,000	$81,000	$162,000	$243,000	$324,000	$405,000	$486,000	$567,000
$1,000,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
TABLE II
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE AFTER JANUARY 1, 1998

Three-Year	Number of Years of Credited Service
Average	After January 1, 1998
Earnings	Years of Service — Named Executive Officers
($)	5	10	15	20	25	30	35

$200,000	$30,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000
$800,000	$120,000	$240,000	$360,000	$480,000	$600,000	$720,000	$840,000
$900,000	$135,000	$270,000	$405,000	$540,000	$675,000	$810,000	$945,000
$1,000,000	$150,000	$300,000	$450,000	$600,000	$750,000	$900,000	$1,050,000
The estimated full years of credited service in the plans at their normal retirement date (age 65), for the Named Executive Officers, are as follows:

		Estimated Years of Credited	Estimated Full Years of x
	Years of Credited Service up to	Service after January 1, 1998 at	Credited Service at Normal
	January 1, 1998	Normal Retirement	Retirement

Gerald W. Grandey	5.00	13.50	18.50
O. Kim Goheen	0.88	21.07	21.95
George B. Assie	18.25	18.33	36.58
Timothy S. Gitzel	0.00	20.31	20.31
Gary M.S. Chad	7.12	18.93	26.05
On December 31, 2007, each of the Named Executive Officers, except Mr. Gitzel, had at least ten years of credited service after January 1, 1998. Mr. Gitzel had 0.98 years of credited service after January 1, 1998. See the table entitled Executive Pension Value Disclosure on page 45 for the estimated total annual benefits payable to the Named Executive Officers.
CAMECO MANAGEMENT PROXY CIRCULAR     44

      Executive Pension Value Disclosure
The following supplementary table provides estimated pension service costs, accrued pension obligations and annual pension payable under Cameco’s pension plans for each of the Named Executive Officers. This information is in addition to that required to be disclosed under applicable securities law requirements.
EXECUTIVE PENSION VALUE DISCLOSURE 1

				Annual
	Current	Accrued		Pension
	2007	Obligations at	Defined	Benefits	Age	Credit
	Service	December 31,	Contribution	Payable at	(as of	Service	Normal
	Cost	2007	Cost for 2007	Age 65	December	Assumed	Retirement
Name	($)[2,3]	($)[2,4]	($)	($)[5]	31, 2007)	to Age 65	Age[6]

G.W. Grandey	254,400	4,356,400	0 [7]	470,250	62	18.50	65
O.K. Goheen	119,100	1,438,500	20,000	285,094	54	21.95	65
T.S. Gitzel	98,100	116,400	20,000	268,092	46	20.31	65
G.B. Assie	114,500	3,496,600	20,000	465,552	57	36.58	65
G.M.S. Chad	123,900	2,306,200	0 [7]	288,865	57	26.05	65

Notes:

1.	Amounts shown include pension benefits under the Cameco registered pension plans (defined benefit or defined contribution) and supplemental retirement plans. All amounts shown are in Canadian dollars.

2.	The pension benefit obligations and the service costs are estimates based upon assumptions that represent contractual entitlements that may change over time. The methods used to determine estimated amounts will not be identical to the methods used by other issuers and, as a result, the figures may not be directly comparable among companies. The key assumptions to estimate these benefit obligations are: 100% vesting; retirement age 63 or one year after valuation date if 63 or older; salary increases 5.5% per annum; the discount rate used to determine the benefit obligation was 5.5% per annum for Canadian liabilities (5.75% per annum for US liabilities); and benefits are pre-tax. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2007 to be reported in its financial statements.

3.	Service cost is the value of the projected pension earned for the period January 1, 2007 to December 31, 2007. The total 2007 service cost in respect of the Cameco registered pension plan and supplemental retirement plans is $1,029,400.

4.	Accrued obligation is the value of the projected pension earned for service to December 31, 2007. The total accrued obligation for all participants in respect of the Cameco registered pension plan and supplemental retirement plans is $28,340,300.

5.	Amounts in this column are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.

6.	Under Cameco’s supplemental executive pension plan, Named Executive Officers are eligible to retire at 55, which would result in reductions to the benefits they are entitled to receive.

7.	Mr. Grandey and Mr. Chad participate in Cameco’s defined benefit plan and, as a result, do not have any defined contribution costs.
Senior Executive Employment Contracts
Compensation paid to Mr. Grandey as CEO in 2007 was paid pursuant to a five-year employment agreement which expired December 31, 2007. Such agreement provided for the payment of base salary and short-term incentive, participation in the Company’s long-term incentive plans and a defined benefit pension plan and supplemental executive pension plan. Such agreement also addressed compensation payable to Mr. Grandey should his employment be terminated prior to the expiry of the agreement. As part of such employment agreement, he was granted Options to purchase 600,000 Cameco shares exercisable at $6.25, the closing price of Cameco shares on the TSX on December 31, 2002 (the number of Options and the December 31, 2002 TSX closing price of Cameco shares have been adjusted for the impact of the December 31, 2004 and February 17, 2006 stock splits). These Options expire January 1, 2011, eight years after the grant, and have vested over the five-year term of Mr. Grandey’s employment agreement.
Mr. Grandey signed a new employment agreement on December 31, 2007, which does not provide for a fixed term of employment. This agreement again provides for the payment of base salary and short-term incentive, participation in the Company’s long-term incentive plans and a defined benefit pension plan and supplemental executive pension plan. The following table summarizes the compensation payable to the CEO pursuant to this new employment agreement if employment is terminated. Note that the table does not include categories for resignation or termination for cause. Mr. Grandey is eligible for early retirement so his resignation would be treated as retirement. In the event of termination for cause, Mr. Grandey’s unvested Options expire immediately and his vested
45     CAMECO MANAGEMENT PROXY CIRCULAR

Options are exercisable for the lesser of 30 days and the original Option expiry date, but he otherwise receives no additional compensation. The new employment agreement also includes post-termination obligations of Mr. Grandey (i) not to use or disclose specialized knowledge, contacts and connections obtained during Mr. Grandey’s employment, (ii) not to compete against the Corporation for a period of 12 months following termination of employment, and (iii) not to solicit customers, suppliers, or employees of the Corporation or harm Cameco’s relations with such persons for a period of 18 months following termination of employment. Mr. Grandey is also entitled to US currency protection for benefits payable to him under the Cameco executive defined benefit pension plan and the supplemental executive pension program to compensate him for any pension benefits received by him when the Canadian dollar to the United States dollar exchange rate is less than 0.725.
COMPENSATION ON TERMINATION OF EMPLOYMENT — CEO

Type of
Termination	Severance	STI Bonus	Options	PSUs	Benefits	Pension

Retirement	None	Bonus for current year is pro-rated to retirement date	3 years to vest & lesser of 3 years & original term to exercise	Performance is measured to the end of the year of retirement & awards are pro-rated to retirement date	Continuation of post-retirement benefits[1] until age 65; Once age 65 attained, life insurance is reduced & medical & dental benefits provided until death	Credited service ceases to accrue[2]

Termination without Cause	Lump sum equal to base salary for the lesser of 2 years & period remaining until age 65	Lump sum equal to the target bonus for lesser of 2 years & period remaining until age 65	Vesting and exercise continue until 90 days following the lesser of 2 years, period remaining until age 65, & original term, except Options granted on Jan. 1, 2003, which are exercisable until Dec. 31, 2010	Performance is measured to the end of the year of termination & awards are pro-rated to termination date	Continuation of medical, dental and life insurance for the lesser of 2 years, period remaining until age 65, & date CEO obtains alternate employment	Continued accrual of benefits until lesser of 2 years & period remaining until age 65

Termination without Cause within 12 months following a Change of Control[3]	Same as for Termination without Cause	Same as for Termination without Cause	All unvested Options vest and lesser of 2 years & original term to exercise	All PSUs vest and are paid at target	Same as for Termination without Cause	Same as for Termination without Cause
CAMECO MANAGEMENT PROXY CIRCULAR     46

Type of
Termination	Severance	STI Bonus	Options	PSUs	Benefits	Pension

Death or Permanent Disability [4]	None	Pro-rated to date of death or disability	3 years to vest and lesser of 3 years & original term to exercise	Performance is measured to end of year of death or year in which disability occurred and awards are pro-rated to date of death or disability	Life insurance payment paid on death; For disability, medical, dental, life insurance and disability benefits paid until earlier of age 65 & death	Benefits cease to accrue on death & value of vested benefit paid to beneficiary; For disability, credited service continues until the earlier of age 65 & death

Notes:

1.	Post-retirement benefits consist of medical, dental, accidental death and dismemberment, and life insurance benefits.

2.	In the case of early retirement, a supplemental amount of $1,000/month is paid until age 65.

3.	Pursuant to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly Cameco shares to which are attached more than 25% of the votes that may be cast to elect the Directors. Accordingly, the ENL Reorganization Act would need to be amended in order for a change of control to occur. Due to the legislated restrictions on share ownership of Cameco, there would have to be an act of federal parliament for anyone to hold more than 25% of Cameco’s voting shares. Change of control for Mr. Grandey is defined as an entity holding 35% or more of Cameco’s voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the Board deeming a change of control has occurred.

4.	Regarding disability, if an executive becomes physically or mentally incapable of performing services required and continues or is expected to continue this way for six months or more, the executive may be replaced. If his incapacity ends prior to the executive reaching the age of 65, Cameco has the option to give the executive an alternate senior position or may terminate the executive’s employment without cause in which case the severance arrangements for the column entitled “Termination without Cause” would apply.
The corporation entered into amended and restated employment agreements dated November 1, 2005 with Messrs. Assie, Goheen and Chad, pursuant to which they received the compensation disclosed in both the Total Compensation Table on page 27 and the Summary Compensation Table on page 40.
On January 9, 2007, the Corporation entered into an employment agreement with Mr. Gitzel, pursuant to which Mr. Gitzel received a base salary of $440,000; a signing bonus of $125,000, 3,000 PSUs and 10,000 Options; and is entitled to participate in the employee pension plan and the supplemental executive pension plan. In accordance with Cameco’s executive share ownership guidelines, Mr. Gitzel is required to acquire Cameco shares equal to at least two times his base salary within five years of commencing employment.
The following table summarizes the compensation payable to each of Messrs. Assie, Goheen and Chad if his employment is terminated. The same provisions apply to Mr. Gitzel, except that, in the event of termination without cause, each award entitlement is based on an 18-month period rather than a two-year period. Note that the table does not include termination for cause. In the event of termination for cause, unvested Options expire immediately and vested Options are exercisable for the lesser of 30 days or original term, but otherwise, the terminated employee receives no additional compensation. The employment agreements with Messrs. Assie, Goheen, Chad and Gitzel include post-termination obligations (i) not to use or disclose specialized knowledge, contacts and connections obtained during the executive’s employment, (ii) not to compete against the Corporation for a period of 12 or 18 months, depending on the executive officer, following termination of employment, and (iii) not to solicit customers, suppliers, or employees of the Corporation or harm Cameco’s relations with such persons for a period of 12 or 18 months, depending on the executive officer, following termination of employment.
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COMPENSATION ON TERMINATION OF EMPLOYMENT — SENIOR VICE-PRESIDENTS

Type of
Termination	Severance	STI Bonus	Options	PSUs	Benefits	Pension

Retirement	None	Pro-rated to retirement date	3 years to vest & lesser of 3 years & original term to exercise	Performance is measured to the end of the year of retirement & awards are pro-rated to retirement date	Continuation of post-retirement benefits[1] until age 65; Once age 65 attained, life insurance is reduced, & medical & dental benefits provided until death	Credited service ceases to accrue[2]

Resignation[3]	Executive required to give 3 months notice, if company waives notice, must pay base salary for 3 months	None	Vesting & exercise continue for 90 days	Performance is measured to the end of the year of resignation & awards are pro-rated to resignation date	None	Benefits cease to accrue

Termination without Cause	Lump sum equal to base salary for the lesser of 2 years & period remaining until age 65	Lump sum representing target bonus for the lesser of 2 years & period remaining until age 65	2 years to vest & lesser of 2 years, period remaining until age 65, & original term to exercise	Performance is measured to the end of the year of termination & awards are pro-rated to termination date	Continuation for the lesser of 2 years, period remaining until age 65, & date executive obtains alternate employment	Continued employer contributions & accrual of benefits for the lesser of 2 years & the period remaining until age 65

Termination without Cause within 12 months following a Change of Control[4]	Same as for Termination without Cause	Same as for Termination without Cause	All unvested Options vest & lesser of 2 years & original term to exercise	All PSUs vest & are paid at target	Same as for Termination without Cause	Same as for Termination without Cause

Death or Permanent Disability[5]	None	Pro-rated to date of Death or Disability	3 years to vest & lesser of 3 years & original term to exercise	Performance is measured to end of year of death or year in which disability occurred & awards are pro-rated to date of death or disability	A life insurance payment is received on death; For disability medical, dental, life insurance & disability benefits paid until earlier of age 65 & death	Benefits cease to accrue on death & value of vested benefit paid to beneficiary; For disability, credited service continues until the earlier of age 65 & death

Notes:

1.	Post-retirement benefits consisting of health, dental, accidental death and dismemberment, and life insurance benefits are only provided if the executive retires and has attained the age of 57 with at least 10 years of service.

2.	In the case of early retirement, a supplemental amount of $1,000/month is paid until age 65 if the executive has attained the age of 57 with at least 10 years of service.

3.	Resignation is not applicable to Messrs. Assie and Chad as both of them are eligible for early retirement.
CAMECO MANAGEMENT PROXY CIRCULAR     48

4.	Pursuant to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly Cameco shares to which are attached more than 25% of the votes that may be cast to elect the Directors. Accordingly, the ENL Reorganization Act would need to be amended in order for a change of control to occur. Due to the legislated restrictions on share ownership of Cameco Corporation, there would have to be an act of federal parliament for anyone to hold more than 25% of Cameco’s voting shares. Change of control for Messrs. Goheen, Assie, Gitzel and Chad is defined as an entity holding 50% or more of Cameco’s voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the Board deeming a change of control has occurred.

5.	Regarding disability, if an executive becomes physically or mentally incapable of performing services required and continues or is expected to continue this way for six months or more, the executive may be replaced. If his incapacity ends prior to the executive reaching the age of 65, Cameco has the option to give the executive an alternate senior position or may terminate the executive’s employment without cause in which case the severance arrangements for “Termination without Cause” would apply.
INDEBTEDNESS OF DIRECTORS
AND EXECUTIVE OFFICERS
As of March 11, 2008, there was no indebtedness (other than routine indebtedness, as defined under applicable Canadian securities laws) of any officers, Directors and employees and former officers, directors and employees of the Corporation or its subsidiaries, to the Corporation or any of its subsidiaries.
CORPORATE GOVERNANCE
The Board and management believe in the importance of good corporate governance, recognizing that it is central to strong performance by the Corporation.
The Board continues to review and revise Cameco’s governance practices in response to changing governance expectations, regulations and best practices.
The Board has established a nominating, corporate governance and risk committee (NCGRC) that is responsible for reviewing the corporate governance guidelines on an annual basis and recommending to the Board amendments to the guidelines where appropriate.
Under rules adopted by the Canadian securities regulatory authorities, Cameco is required to disclose information relating to its corporate governance practices in this Circular. Additional information relating to corporate governance can be found at Cameco’s website at www.cameco.com under Governance and is available in print upon request by writing to: Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, Attention: Gary M.S. Chad.
Summary of Corporate Governance Practices
Role of the Board of Directors
The Board is responsible for supervising the management of the business and affairs of the Corporation. Cameco’s business and affairs are conducted by its employees and management under the direction of the CEO and the oversight of the Board. The Board exercises its stewardship or oversight role by:
•	determining the Corporation’s direction and character through approving its vision, mission, values and key policies, and making decisions which set the tone and direction for the Corporation; and
•	ensuring that the CEO and senior management are capably carrying out their responsibilities at all times. The Board regularly monitors the effectiveness of management, including management’s leadership, recommendations, decisions and the execution of its strategies.
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The Board seeks to sustain a successful business, optimizing long-term financial returns and increasing the Corporation’s value. Consistent with Cameco’s commitment to sustainable development, the Board considers in its decisions the interests of Cameco’s shareholders, customers, employees, suppliers, the communities and environment where it operates, governments and regulators, and the general public.
In its deliberations, the Board seeks to create a climate of respect, trust and candor, fostering a culture of open inquiry. One of the Board’s specific duties is to oversee the establishment of Cameco’s governance framework. The direction and culture of Cameco are defined by Cameco’s vision, mission and values and reflected in its governance documents, including its policies, code of conduct and ethics, charters, guidelines and principles (collectively called policies) and programs. The policies set out Cameco’s commitments and the programs state how Cameco will carry out those commitments. Cameco’s key policies are approved by the Board upon the recommendation of management.
As a publicly listed company on the TSX and the NYSE, Cameco is subject to a variety of corporate governance guidelines and requirements in both Canada and the United States. The Board has adopted guidelines to assist it in its corporate governance responsibilities and to ensure that Cameco’s corporate governance practices comply with all of the governance rules and legislation in Canada and those of the United States applicable to foreign private issuers.
The Board has adopted a formal mandate which describes specific duties and responsibilities of the Board, some of which include:
•	selection, evaluation and, if necessary, termination of the CEO;
•	satisfying itself as to the integrity of the executive officers and the existence of a culture of integrity throughout Cameco;
•	succession planning and performance monitoring of senior management;
•	adoption of an annual strategic planning process, including approving strategic plans and monitoring Cameco’s performance against those plans;
•	approving policies and procedures for identification of the principal risks of the Corporation and oversight of risk management systems to mitigate such risks;
•	overseeing the integrity of Cameco’s internal control and management information systems; and
•	making decisions about material corporate matters, including with respect to matters which require Director approval under law and regulation.
A copy of the Board’s mandate is reproduced in Schedule C on page 66.
      Directors’ Responsibilities
The primary responsibility of individual Directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Cameco. In order to fulfil this responsibility, each Director is expected to:
•	act in the best interests of the Corporation, owing a duty to the Corporation as a whole and not to any particular constituency thereof;
•	comply with the code of conduct and ethics, including conflict disclosure requirements;
CAMECO MANAGEMENT PROXY CIRCULAR     50

•	develop and maintain an understanding of the markets in which Cameco conducts business, its strategy and business operations and its financial position and performance;
•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;
•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration; and
•	engage in continuing education programs for Directors, as appropriate.
      Information Regarding Current and Proposed Directors
The names of Cameco’s current and proposed Directors, together with their age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, other principal directorships and committee memberships are set out in this Circular under the heading Nominees for Election as Directors beginning on page 8. Also indicated for each Director is the number of Cameco shares beneficially owned, directly or indirectly, by the Director or over which the Director exercised control or direction on December 31, 2007 and, as of the same date, the number of DSUs credited to the account of the Director and the number of Options held by each Director.
      Attendance and Participation
Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member, and the annual meeting of shareholders. A Director who is unable to attend a Board or committee meeting in person may participate by teleconference.
The attendance records of the Directors during fiscal year 2007 are set out under the heading Board and Committee Attendance of Directors on page 18.
      Strategic Planning and Risk Management
Management is responsible for the development of a strategic plan, which is presented annually to the Board for approval. At least once a year, the Board holds a special meeting to specifically discuss strategic planning and strategic issues. Strategic issues are also presented to the Board throughout the year as needed. The Corporation’s comprehensive strategic planning process results in the annual review and approval by the Board of a strategic plan, a one-year budget and a two-year financial plan.
The Board discusses the principal risks of Cameco’s business in its deliberations, particularly during the strategic planning and budgeting processes. The Board reviews and sets policies for the implementation and monitoring of identifiable risks. The NCGRC is responsible for the oversight of risk management. For the Board to enhance the Directors’ understanding of the principal business risks facing Cameco and to improve the risk management systems at Cameco, management has developed and implemented an enterprise risk management system, which reports quarterly to this committee and annually to the Board. The reserves oversight committee oversees the estimation of Cameco’s reserves. In addition, the audit committee monitors certain financial risks and the SHE committee reviews with management Cameco’s policies and systems related to safety, health and environmental risk.
      Nomination of Directors
The Board is currently comprised of 14 Directors. The Board believes that its present size brings the necessary skills and experience to Board decision-making to form an effective decision-making body. Cameco’s NCGRC annually assesses the size of the Board and its composition to determine whether it has all the necessary constituents for effective decision-making.
The NCGRC is responsible for establishing the competencies and skills considered necessary for the Board as a whole, and for each existing Director and new nominee to bring to the Board. The NCGRC identifies candidates for
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Board membership based on their character, integrity, judgment and record of achievement and any other qualifications they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. Prior to nomination, candidates are required to disclose to the NCGRC potential conflicts of interest with Cameco.
In 2006, consistent with developing corporate governance practices, the Board, on the recommendation of the NCGRC, adopted a majority voting policy for the election of Directors at the annual shareholders’ meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the NCGRC. The NCGRC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation. The Board will publicly disclose its decision to accept or reject the resignation within 90 days of the shareholders’ meeting, including the reasons for rejecting the resignation, if applicable. The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the NCGRC or the Board regarding the resignation. If a resignation is accepted, the Board may appoint a new Director to fill the vacancy created thereby.
The NCGRC is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of shareholders. It is also responsible for maintaining a matrix of Director talent and Board requirements in order to identify possible gaps in the skills of the Board as a whole. Cameco’s skills matrix for the Board is provided under the heading Director Skills and Experience on page 16.
Board members complete annual skills and experience self-assessments, which are reviewed by the NCGRC to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps in order to identify any new nominees to the Board. In 2006, due to substantially increased demands on directors of public companies, Cameco amended its corporate governance guidelines to provide that a Director who is also a CEO of a public company should not serve concurrently on the boards of more than two other public companies, in addition to the board of the company for which he or she is the CEO. Other Directors may not serve concurrently on the boards of more than four public companies, in addition to Cameco’s Board. Notwithstanding the foregoing, a Director may serve on more boards than these stipulated amounts for an interim period where such Director has stated his or her intention to resign or not stand for re-election for one or more of such other boards, such that the Director shall be in compliance with this provision no later than the next annual general meeting or meetings of such other public company or companies. Directors are expected to apprise the Chair of the Board and the NCGRC chair of a proposed acceptance of a directorship on an additional public company in order to provide an opportunity for the Chair of the Board and the NCGRC chair to be satisfied that the Director is in compliance with these guidelines and that no real or apparent conflict of interest would result.
Directors may not sit on boards of corporations competing with Cameco nor be members of organizations or groups adverse in interest to Cameco without the permission of the Board.
When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, the Director shall promptly offer his or her resignation to the Chair of the Board. The NCGRC will consider the change in circumstance and recommend to the Board whether the Director’s resignation should be accepted.
The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole.
To encourage Board renewal, the Board has adopted a retirement age of 72 years, which limit can be extended at the discretion of the Board. In 2007, the Board extended for the second time the retirement age for George Dembroski for one year. Such extension will be reviewed annually by the Board.
CAMECO MANAGEMENT PROXY CIRCULAR     52

     Duties and Responsibilities of the CEO
The Board has adopted a position description for Cameco’s CEO, which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board from time to time. A copy of the position description for the CEO can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
The CEO’s limits of authority have been clearly defined by resolution of the Board. In 2007, the Board reviewed and updated the delegation of financial authority policy. The Board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $10 million per transaction or $50 million in aggregate per year.
The Corporation’s annual objectives constitute the CEO’s mandate on a year-to-year basis. These goals include specific quantifiable goals. The HRCC reviews and recommends to the Board the CEO’s specific objectives on an annual basis, which are then approved by the Board.
     Succession Planning and Leadership Development
The HRCC biannually reviews the Corporation’s succession plan. As well, the Board annually receives a formal presentation on the succession plan and the audit committee reviews the Corporation’s succession plan for the CFO and controller. The HRCC also ensures that processes are in place for the development of leaders at Cameco for management succession. The Board creates opportunities for Directors to become acquainted with employees who have the potential to become members of senior management. Such opportunities may include presentations to the Board by these employees or interaction with them at company functions.
     Executive Compensation
All compensation policies and programs for Cameco’s executive officers (including the CEO and senior vice-presidents) are reviewed by the HRCC and recommended to the Board for approval. The compensation policies and programs are designed to link executive compensation to corporate performance and the creation of sustained shareholder value. The HRCC reviews the annual performance of the CEO and performance assessments of the senior vice-presidents provided by the CEO, all in light of the Corporation’s performance, then recommends compensation awards for the CEO and senior vice-presidents to the Board for approval. The HRCC also recommends to the Board for approval the corporate annual goals and objectives which become the CEO’s specific annual goals and objectives. In determining management compensation, the HRCC retains outside compensation advisors which are independent of management.
The share ownership guidelines established by the Board require the CEO to own Cameco shares equal to four times his base salary, senior vice-presidents to own Cameco shares equal to two times their base salary, and vice-presidents to own shares equal to their base salary. For more information, see Executive Share Ownership Guidelines on page 38.
Cameco’s executive compensation philosophy is described under the heading Executive Compensation Philosophy on page 23.
     Internal Controls
The Board and its committees monitor the integrity of Cameco’s internal controls and management information systems. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. The audit committee annually reviews the disclosure controls and procedures of the Corporation, internal control over financial reporting and the certification timetable and process whereby the CEO and the CFO certify the accuracy of Cameco’s quarterly and annual securities filings as required by applicable securities regulations. Quarterly financial presentations are made to the audit committee. At every regular meeting, the audit committee meets in camera with each of the internal auditor and external auditors of the Corporation separately from management. The Board receives comprehensive monthly written reports, which include extensive financial

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information showing results and comparisons to budgets and forecasts. The Board receives quarterly financial presentations from the CFO as to results and forecasts. The SHE committee of the Board is responsible for monitoring the safety, health and environmental management systems at Cameco. The NCGRC receives quarterly reports on Cameco’s enterprise risk management system and enterprise risks.
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of Cameco’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed Cameco’s internal control over financial reporting as of December 31, 2007, the end of its fiscal year, in accordance with Canadian and United States rules.
     Approach to Corporate Governance
The NCGRC is mandated to be responsible to the Board for governance of Cameco, including the Corporation’s approach to corporate governance issues and the relationship of the Board to management.
     Access to Management and Outside Advisors
Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.
Individual Directors can engage outside advisors with the authorization of the NCGRC. Each committee is authorized by its mandate to engage external advisors to assist it in carrying out its duties.
Independence of the Board of Directors
Except during periods of temporary vacancies, the Board believes that at least a majority of the members of the Board should be independent Directors and that all of the members of the audit committee, the HRCC and NCGRC should be independent Directors. The Board is responsible for determining whether or not each Director is independent. The criteria used by the Board for determining Director independence meet the standards of the CSA set forth in Multilateral Instrument 52-110 — Audit Committees, National Policy 58-201 — Corporate Governance Guidelines and the NYSE corporate governance standards. Cameco’s criteria for Director independence was most recently reviewed and revised in December 2007. These criteria are contained in Appendix A to the Board mandate, see Schedule C, on page 68.
Directors are required to provide to the NCGRC full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the NCGRC of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.
The Board has reviewed the independence of each Director and determined that Gerald W. Grandey is not independent due to his position as President and CEO of the Corporation. The Board has found all of the other Directors to be independent.
In determining that Joe F. Colvin is independent, the Board considered that, as of the end of February 2008, three years have passed since the end of Mr. Colvin’s term as President and CEO of the Nuclear Energy Institute. Gerald W. Grandey, Cameco’s President and CEO, was a member of the Nuclear Energy Institute’s executive and compensation committees during the last ten months of Mr. Colvin’s term. In determining that James R. Curtiss is independent, the Board considered the fact that Winston & Strawn LLP, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. The Board considered the nature of the Corporation’s relationship with Winston & Strawn, the amount of legal fees, the size of the law firm, the relationship of Mr. Curtiss to management and the level of independence exhibited by Mr. Curtiss in discharging his duties at Board and committee meetings and otherwise. Mr. Curtiss has announced that he will be retiring from Winston & Strawn LLP on March 31st, 2008.

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     Independent Chair of the Board
The Board has appointed a non-executive, independent Director as Chair of the Board, to help enable the Board to function independently of management. Mr. Zaleschuk has held this position since 2003. The Chair is responsible for, among other things, leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; presiding as Chair of the Board at all meetings of the Board and shareholders; adopting and requiring compliance with procedures to enable the Board to conduct its work effectively and efficiently, and independently from management, including the scheduling, calling and chairing of Board meetings, meetings without the presence of management, and meetings of the independent Directors; acting as a liaison between the Board and the senior management of Cameco, including acting as an advisor to and sounding board for the CEO; and requiring timely and relevant information and other resources to be provided or made available to the Board to adequately support its work.
The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities of the Chair of the Board. This position description is reviewed by the Board from time to time. A copy of the position description for the Chair of the Board can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
     In-Camera Meetings of Non-Management Directors
Directors meet separately without management present at every regularly scheduled Board meeting. The Chair of the Board informs management of the substance of these meetings to the extent that action is required by them. At each regularly scheduled committee meeting, opportunity is given for in camera sessions. During fiscal year 2007, Directors met separately without management present at all seven regularly scheduled Board meetings and were given the opportunity to meet separately at all of the regularly scheduled committee meetings.
     Independence of Board Committees
The audit committee, HRCC, NCGRC, and reserves oversight committee are comprised solely of independent Directors who are selected by the Board on the recommendation of the NCGRC. The SHE committee is comprised of a majority of independent Directors who are selected by the Board on the recommendation of the NCGRC.
Committees of the Board
The Board carries out its responsibilities directly and through the following committees, which committees generally make recommendations to the Board for approval:
•	the audit committee;

•	the human resources and compensation committee;

•	the nominating, corporate governance and risk committee;

•	the reserves oversight committee; and

•	the safety, health and environment committee.
     Committee Chairs
Each committee of the Board is chaired by a Director who is selected by the Board on the recommendation of the NCGRC. The committee chair is responsible for determining the agenda and the frequency and conduct of meetings. Each committee mandate includes a position description for the committee’s chair.

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     Committee Mandates
Each committee has a mandate which sets out its responsibilities and duties. Copies of all committee mandates can be found on Cameco’s website at www.cameco.com under Governance and are also available in print upon request. Below is a brief description of the responsibilities of each committee.
          Audit Committee
The audit committee’s role is to assist the Board in fulfilling its oversight responsibilities for reviewing and approving annual audited financial statements and related management’s discussion and analysis, and quarterly financial statements and related management’s discussion and analysis, the accounting and financial reporting process, internal controls, external auditors (including performance, qualifications, independence and audit of the Corporation’s financial statements), performance of the internal audit functions, compliance with laws and regulations (other than environment and safety) and oversight of certain financial risks. The audit committee makes recommendations to the Board respecting the above matters. The audit committee also monitors employees’ compliance with the code of conduct and ethics.
          Human Resources and Compensation Committee
The HRCC makes recommendations to the Board respecting Board, CEO and senior management compensation and contractual arrangements, succession planning and the human resources policies for the Corporation. It reviews executive compensation disclosure before this information is publicly disclosed. It is responsible for pension plan governance, including oversight of the management of the Corporation’s pension plans.
          Nominating, Corporate Governance and Risk Committee
The NCGRC makes recommendations to the Board for the nomination of Directors and committee members and assesses the effectiveness of the Board and its committees. It has responsibility for evaluating and advising the Board on the Corporation’s approach to corporate governance and oversight for risk management. It also has responsibility for recommending to the Board the establishment of the code of conduct and ethics and for overseeing compliance by Board members with the code.
          Reserves Oversight Committee
The role of the reserves oversight committee is to oversee the estimation of mineral reserves by management and review and recommend to the Board reserves information before publication.
          Safety, Health and Environment Committee
The SHE committee makes recommendations to the Board respecting the Corporation’s safety, health and environmental policies and management systems. The committee also monitors the safety, health and environmental performance of the Corporation.
     Audit Committee Independence and Qualifications
In addition to satisfying the Board’s independence criteria, Directors who are members of the audit committee must satisfy the independence criteria for audit committee members set out in the CSA’s Multilateral Instrument 52-110 —Audit Committees and US Securities and Exchange Commission (SEC) requirements and NYSE corporate governance standards. Audit committee members must also meet the financial literacy requirements set out in applicable securities laws, with one member having accounting or related financial expertise and with one member, where possible, qualifying as an audit committee financial expert. Cameco’s audit committee members meet such independence and financial literacy requirements; John H. Clappison has accounting or related financial expertise and is Cameco’s audit committee financial expert. In accordance with the audit committee’s mandate and NYSE corporate governance standards, members of the audit committee are required to seek approval of the Board if they sit on the audit committees of more than three public companies. During 2007, the Board approved both John H.

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Clappison and Oyvind Hushovd sitting on the audit committees of a total of four public companies, including Cameco. Currently, Mr. Clappison is on the audit committees of four public companies and Mr. Hushovd is on the audit committees of two public companies.
Compensation of Directors
The Board believes that compensation for Directors should be competitive with the compensation paid to directors of comparable companies. The HRCC reviews Directors’ compensation at least every two years and makes recommendations to the Board. The Directors’ compensation was reviewed in 2007 and increased as of July 1, 2007 to allow the Corporation to remain competitive in its compensation and able to continue to attract excellent Directors. Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as Directors.
Directors receive 60% of their annual retainer in DSUs and may elect to receive the remainder of the annual retainer and any additional fees in DSUs.
Directors are reimbursed by the Corporation for reasonable travel and other out-of-pocket expenses incurred in connection with their duties as Directors.
Compensation paid to each Director during fiscal year 2007 is set out under the heading Compensation of Directors beginning on page 20.
     Share Ownership
The share ownership guidelines established by the Board call for each Director to own and maintain, during his or her term on the Board, Cameco shares or DSUs equal in value to three times his or her annual retainer within five years of joining the Board.
Board Evaluation
Annually, the NCGRC reviews the effectiveness of the Board, its Chair and committees, and individual Directors. A confidential survey is completed by each Board member with respect to (i) the overall effectiveness of the Board, (ii) the performance of the CEO, and (iii) the performance of the Board Chair. Directors also complete a self-evaluation of their performance and skills. The results of the surveys are subsequently discussed by the Board.
The chair of the NCGRC, through interviews with each Director, provides Directors with an opportunity to discuss any matters relating to their peers’ performance or other aspects of the functioning of the Board. The NCGRC, through the survey and interviews, assesses the operation of the Board and the committees, the adequacy of information given to Directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual Directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.
In addition, the members of each Board committee self-assess the effectiveness of their committee and its chair by completing a confidential survey. The results of the survey on the effectiveness of the committee are reviewed by the chair of each respective committee and reported to the Board. The results of the survey on the effectiveness of the chair of each committee is reviewed by the Board Chair and reported to the Board.
The NCGRC and the Board consider whether any changes to the composition or structure of the Board are appropriate in light of the results of the evaluation. Comments on administrative items or other management processes which should be improved are communicated to management.
As part of the annual evaluation process, each Director identifies to what extent he or she has experience relevant to Cameco’s skills matrix for the Board.

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Director Education
     Orientation Program for New Directors
Upon appointment, each new Director receives an education manual including up-to-date information on Cameco’s corporate and organizational structure, recent filings and financial information, governance documents and important policies. The manual also includes background information on the Corporation and the uranium and nuclear industries.
A formal orientation session is given to new Directors to familiarize them with Cameco, its business, industry, various departments, senior executive and the contribution individual Directors are expected to make.
New Directors are introduced to senior management through presentations and informal social gatherings.
     Continuing Education
Ongoing education is provided by management through presentations to the Board and committees when any key business decisions are sought, at strategic planning meetings, from time to time when topical presentations are made, and in response to Directors’ requests. The Directors also obtain knowledge of both Cameco’s operations and the industry through visits to a different Cameco operated facility or other nuclear facility each year.
Board members are encouraged to attend conferences or seminars at Cameco’s expense. The conference or seminar can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the member’s knowledge of industries relevant to the Corporation. The corporate secretary notifies Board members of conferences, seminars or other educational opportunities on pertinent topics.
The audit committee has developed and implements an ongoing education program specifically for its committee members.
A listing of the education provided to Directors in 2007 is included under the heading Director Education on page 19.
Disclosure Policy
Cameco has a formal disclosure policy and is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco’s investor, corporate and government relations department (IR) provides information to current and potential shareholders and responds to their inquiries and concerns. The CEO and other officers meet frequently with financial analysts and institutional investors. The IR staff is also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.
The Board approves and the audit committee annually reviews Cameco’s disclosure policy covering timely dissemination of all material information. All material public filings are reviewed by a disclosure committee comprised of senior management, which reports to the audit committee. The disclosure committee annually reviews Cameco’s disclosure controls and procedures for effectiveness, recommending changes where appropriate to the audit committee for approval. Prior to approval by the Board, certain public filings or portions thereof are reviewed by the audit committee, the reserves oversight committee or the HRCC. The audit committee reviews and recommends to the Board the approval of the annual and interim financial statements and management’s discussion and analysis. The Board reviews and approves these documents as well as management proxy circulars, prospectuses, annual information forms, quarterly reports, US Form 40-F filings and other disclosure documents required to be approved by the directors of a corporation under securities laws, securities regulations or stock exchange rules.

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Code of Conduct and Ethics
The Board expects all Directors, officers and employees of the Corporation to act with honesty, integrity and impartiality in order to earn and sustain trust, reflecting Cameco’s values at all times. The Corporation has adopted a code of conduct and ethics which addresses, among other things, financial reporting and accountability, conflicts of interest, corporate opportunities, confidentiality, compliance with applicable laws, rules and regulations (including safety, health, environmental, securities disclosure and insider trading laws) and the reporting of illegal or unethical behaviour, and establishes mechanisms to facilitate the effective operation of the code.
Employees and Directors are required to report all actual, potential or perceived conflicts of interest to the corporate secretary, who will bring the conflict for employees to management’s ethics compliance committee and, for Directors, to the attention of the NCGRC. All Directors will excuse themselves from any discussion or decision affecting their business or personal interests. An annual compliance certificate is required to be signed by all Directors and employees of Cameco with supervisory responsibilities. The audit committee receives an annual compliance report for employees, and the NCGRC receives an annual compliance report for Directors. Issues arising between annual reporting are brought to the attention of the appropriate committee. In March 2006, Cameco established a confidential ethics hotline which receives confidential concerns from employees online or by telephone.
Shareholders, employees or other interested parties may contact the audit committee chair by sending a sealed letter (by regular mail or other means of delivery) to the corporate head office at 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, marked “Private and Strictly Confidential — Attention: Chair of the Audit Committee.” Any such envelope will be delivered unopened to the audit committee chair.
A copy of the code of conduct and ethics can be found on Cameco’s website at www.cameco.com under Governance and has been filed on SEDAR at www.sedar.com. A copy is also available in print upon request.
Compliance with Certain NYSE Corporate Governance Standards
In addition to being in compliance with the corporate governance standards applicable to Canadian TSX-listed corporations and the requirements of the Sarbanes-Oxley Act of 2002 (United States) and the NYSE corporate governance standards applicable to it as a foreign private issuer with the SEC, Cameco adheres to many of the NYSE corporate governance standards applicable to US domestic issuers. In particular:
•	a majority of the Board is independent under the NYSE standards;

•	non-management Directors meet separately from management at regularly scheduled meetings;

•	the HRCC has a written mandate and the committee members are independent under the NYSE standards;

•	the audit committee has a written mandate and the committee members are independent under the applicable SEC and NYSE requirements;

•	the Corporation has an internal audit function that provides management and the audit committee with ongoing assessments of the Corporation’s internal controls and an enterprise risk function that provides the NCGRC with an ongoing assessment of corporate risk management; and

•	Cameco has a code of conduct and ethics applicable to its officers, employees and Directors.
Cameco’s governance practices differ significantly in only two respects from those required of US domestic issuers under the NYSE standards. Firstly, in 2007 Cameco’s NCGRC was not comprised solely of independent Directors as one member of the committee was not independent under the NYSE standards; however, he was considered independent since the end of February 2008. Secondly, NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX

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rules only require shareholder approval of equity compensation plans that involve newly issued securities. In addition, the TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must be approved by shareholders every three years. If the plan provides a procedure for its amendment, TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders, an increase in any fixed maximum number of securities to be issued under the plan or an amendment to the amendment procedure or where the plan provides that the amendment is subject to shareholder approval. At the 2007 annual and special meeting of shareholders, shareholders approved an amendment to the Option Plan to specify which amendments require shareholder approval.
Communication with Independent Directors
Shareholders, employees or other interested parties may contact the Chair of the Board or other independent Directors as a group by mailing (by regular mail or other means of delivery) to the corporate head office at 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, a sealed envelope marked “Private and Strictly Confidential — Attention: Chair of the Board of Directors of Cameco Corporation.” Any such envelope will be delivered unopened to the Chair of the Board.
ADDITIONAL ITEMS
Directors’ and Officers’ Liability Insurance
The Corporation maintains a directors’ and officers’ liability insurance policy. Coverage is $150 million per occurrence and limited to $150 million in each policy year subject to a $2.5 million deductible to be paid by the Corporation. The annual premium paid by the Corporation in 2007 was $1,933,790, of which a portion is paid by Centerra Gold Inc. a publicly listed subsidiary of the Corporation.
The Corporation has agreed to indemnify each Director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a Director or officer of the Corporation or any of its subsidiaries, subject to the limitations contained in the Canada Business Corporations Act.
Submission Date for 2009 Shareholder Proposals
The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders, which is expected to be held in May 2009, is January 9, 2009.
Availability of Additional Information
Further information about Cameco, including its articles of incorporation and bylaws, may be obtained from its website at www.cameco.com and from the SEDAR website at www.sedar.com. US securities filings may be accessed under “Filings and Forms” at www.sec.gov.
Financial information relating to Cameco can be found in the audited financial statements and management’s discussion and analysis for Cameco’s most recently completed financial year, contained in Cameco’s 2007 financial review.
Additional information relating to Cameco’s audit committee, as required to be disclosed under the CSA’s National Instrument 52-110, including the audit committee charter, committee composition, and relevant education and experience of members, can be found in the Corporation’s annual information form for the year ended December 31,

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2007 under the heading Audit Committee, which may be obtained at Cameco’s website at www.cameco.com and from the SEDAR website at www.sedar.com.
Any shareholder of record or any other person or company who wishes to receive a copy of the Corporation’s current annual information form, management’s discussion and analysis, audited financial statements for the year ended December 31, 2007, or a copy of any subsequent quarterly report may obtain a copy of each by accessing them at Cameco’s website at www.cameco.com or by writing to: Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, Attention: Gary M.S. Chad.
Board Approval
The Board has approved the contents and distribution of this Circular and a copy of this Circular has been sent to the auditor of the Corporation, each Director and each shareholder from whom a proxy is being solicited.
“Gary M.S. Chad”

Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary
April 9, 2008

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SCHEDULE A
INTERPRETATION
For the purposes of this Circular:
a person is an “associate” of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the Corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;
provided that:
(viii)	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
(xi)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(xii)	a corporation incorporated, formed or otherwise organized outside Canada;

(xiii)	a foreign government or agency thereof;

(xiv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(xv)	a trust:

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(a)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

(b)	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or
(xvi)	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.
“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.
The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

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SCHEDULE B
SHAREHOLDER PROPOSAL
The following shareholder proposal has been submitted for consideration at the Meeting. Cameco is legally required to include this proposal in this Circular. For reasons discussed below, the Board and management of the Corporation recommend that shareholders vote AGAINST the proposal.
Director Election Majority Vote Standard Proposal
Resolved: That the shareholders of Cameco Corporation (“Company”) hereby request that the Board of Directors initiate the appropriate process to amend the Company’s governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.
Supporting Statement: Our Company is incorporated under the Canadian Business Corporations Act (CBCA) and presently uses a plurality vote standard for the election of directors. In order to provide shareholders a meaningful role in director elections, our Company’s director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.
Our Company presently uses a plurality vote standard in all director elections. The Board has adopted a “majority voting policy for the election of Directors” under which a director nominee who receives more “withhold” votes than “for” votes in an election is required to submit his or her resignation for Board consideration. With plurality voting and the majority voting policy in place, a director is elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are “withheld” from the nominee. The Company’s majority voting policy represents only a partial response to the call for change to majority voting.
We believe that a post-election director resignation policy without a formal majority vote standard in the Company’s governance documents (certificate of incorporation or bylaws) is an inadequate reform. The critical first step in establishing a meaningful majority vote standard is the adoption of a formal majority vote standard that requires a board candidate to receive a majority of the votes cast in order to be elected. A majority vote standard combined with a post-election director resignation policy, similar to that the Company has adopted, would establish a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard in the governance documents with a post-election resignation policy represents a true majority vote standard.
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board has in place a policy requiring majority voting for the election of Directors. If a Director in an uncontested election receives more “withheld” votes than “for” votes, the Director will tender his or her resignation. The nominating, corporate governance and risk committee (NCGRC), which is comprised solely of independent Directors, will review the matter and make a recommendation to the Board whether or not to accept the Director’s resignation. The Board’s decision will be publicly disclosed within 90 days of the shareholders’ meeting, including the reasons for rejecting the resignation, if applicable. The affected Director will not participate in any deliberations of the NCGRC or the Board regarding the resignation.
This policy allows for consideration of the specific circumstances involved at the time, including ensuring requirements under the Canada Business Corporations Act (CBCA) are met for dealing with the election of directors, the need to comply with Canadian residency requirements for the transaction of business under the CBCA,

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the need to retain Cameco’s Canadian status under the policy of the Canadian government governing non-resident ownership of uranium mining projects, and the need to comply with requirements to have an audit committee comprised of at least three independent Directors under National Instrument 52-110 (Audit Committees) of the Canadian securities administrators. In addition, we note that shareholders of the Corporation have a statutory right under CBCA s.109 to remove any Director or Directors from office by majority resolution.
CAMECO’S POLICY ON MAJORITY VOTING FOR THE ELECTION OF DIRECTORS IS CONSISTENT WITH BEST PRACTICES IN CANADA, MEETS THE RECOMMENDED PRACTICES OF THE CANADIAN COALITION FOR GOOD GOVERNANCE AND STRIKES AN APPROPRIATE BALANCE BETWEEN BEING RESPONSIVE TO SHAREHOLDERS AND ENSURING THERE IS A FUNCTIONAL BOARD FOR CAMECO RETAINING CAMECO’S CANADIAN STATUS.

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SCHEDULE C
BOARD MANDATE
PURPOSE
The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.
COMPOSITION
The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.
A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).
MEETINGS
The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.
A majority of the members of the board, or such other number as the directors may by resolution determine, shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.
At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.
The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.
The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.
Duties and Responsibilities
1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:
(a)	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

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(b)	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

(c)	succession planning, including appointing, counselling and monitoring the performance of executive officers;

(d)	human resources policies of the corporation in general, including in particular and while taking into account the views and recommendations of the human resources and compensation committee, the approval of the compensation of the chief executive officer and the other executive officers;

(e)	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

(f)	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

(g)	oversight of the policies and processes which identify the corporation’s principal business risks, and the systems in place to mitigate these risks where prudent to do so;

(h)	policies to require ethical behaviour of the corporation and its employees, and compliance with laws and regulations;

(i)	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

(j)	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

(k)	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

(l)	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

(m)	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

(n)	corporate governance including the relationship of the board of directors to management and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

(o)	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(p)	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

(q)	issuance of securities of the corporation;

(r)	declaration of dividends and establishment of the dividend policy for the corporation;

(s)	approval of the annual audited financial statements, quarterly financial statements and quarterly reports, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses,

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annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(t)	adoption, amendment or repeal of bylaws of the corporation;

(u)	review and approval of material transactions not in the ordinary course of business; and

(v)	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.
2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.
ORGANIZATIONAL MATTERS
1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.
2. The board shall annually review and assess the adequacy of its mandate.
APPENDIX A
DEFINITION OF INDEPENDENT DIRECTOR AND RELATED DEFINITIONS
In these guidelines:
1.	Following are the criteria for determining independence for purposes of membership on the board:
(a)	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:
(i)	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

(ii)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

(iii)	an individual who:
(A)	is a partner of a firm that is the corporation’s internal or external auditor;

(B)	is an employee of that firm; or

(C)	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
(iv)	an individual whose immediate family member:

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(A)	is a partner of a firm that is the corporation’s internal or external auditor;

(B)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(C)	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
(v)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

(vi)	an individual who received, or whose immediate family member received, more than U.S. $100,000 (or Cdn. $75,000 in the case of an immediate family member who is employed as an executive officer of Cameco Corporation) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

(vii)	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

(viii)	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).
(b)	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.
2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.

3.	For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:
(a)	it is controlled by:
(i)	that other; or

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(ii)	that other and one or more persons or companies each of which is controlled by that other; or

(iii)	two or more persons or companies, each of which is controlled by that other; or
(b)	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.
4.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

5.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

6.	In determining independence for purposes of the audit committee, in addition to satisfying the board independence criteria, directors who are members of the audit committee will not be considered independent for the purpose of membership on the audit committee if:
(a)	the audit committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

(b)	the audit committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit committee member personally provided the services for which the fees are paid; or

(c)	the audit committee member is an affiliated entity of the corporation or any of its subsidiaries, where:
(i)	a person or company is considered to be an affiliated entity of another person or company if:
(A)	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

(B)	the person is an individual who is:
(I)	both a director and an employee of an affiliated entity; or
(II)	an executive officer, general partner or managing member of an affiliated entity;
(ii)	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:
(A)	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and

(B)	is not an executive officer of the corporation.

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